UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

TCI Solutions, Inc.

(Name of Small Business Issuer in its charter)

Delaware	33-0537151
(State or other jurisdiction of incorporation or organization)	I.R.S. Employer Identification No.)

17752 Skypark Circle, Suite 160 Irvine, California (Address of principal executive offices)	92614-4469 (Zip Code)

Issuer’s telephone number: (949) 476-1122

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $.001 par value

PART I
Item 1. Description of Business
Item 2. Management’s Discussion and Analysis
Item 3. Description of Property
Item 4. Security Ownership of Certain Beneficial Owners and Management
Item 5. Directors and Executive Officers, Promoters and Control Persons.
Item 6. Executive Compensation
Item 7. Certain Relationships and Related Transactions
Item 8. Description of Securities
PART II
Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Item 2. Legal Proceedings
Item 3. Changes in and Disagreements with Accountants
Item 4. Recent Sales of Unregistered Securities
Item 5. Indemnification of Directors and Officers
PART F/S
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART III
Item 1. Index to Exhibits.
SIGNATURES
EXHIBIT 2(I)
EXHIBIT 2(ii)
EXHIBIT 3.(A)(I)
EXHIBIT 3(a)(ii)
EXHIBIT 3(a)(iii)
EXHIBIT 3(a)(iv)
EXHIBIT 3.(A)(V)
EXHIBIT 3.(A)(VI)
EXHIBIT 6(a)(i)
EXHIBIT 6(c)(i)
EXHIBIT 6(c)(ii)
EXHIBIT 6(c)(iii)
EXHIBIT 6(c)(iv)
EXHIBIT 6(c)(v)
EXHIBIT 6(c)(vi)
EXHIBIT 6(c)(vii)
EXHIBIT 6.(C)(VIII)

      This Form 10-SB contains forward-looking statements reflecting managements current forecast of certain aspects of our future. It is based on current information which we have assessed, but which by its nature, is dynamic and subject to rapid and even abrupt changes. Forward looking statements include statements regarding strategy, future operating results, liquidity, capital expenditures, research and development and enhancements, numbers of personnel and strategic relationships with third parties. The forward-looking statements are generally accompanied by words such as “plan,” “estimate,” “expect,” “believe,” “should,” “would,” “could,” “anticipate” or other words that convey uncertainty of future events or outcomes. Our actual results could differ materially from those stated or implied by our forward-looking statement due to risks and uncertainties associated with our business. These risks are described throughout this Form 10-SB, which you should read carefully. We would particularly refer you to the discussion under the heading “Factors that May Impact Future Results of Operations” under Item 2, Management’s Discussion and Analysis, for an extended discussion of the risks confronting our business. The forward-looking statements in this report on Form 10-SB should be considered in the context of these risk factors.

PART I

Item 1.     Description of Business

     General Development of Business

      We were originally organized on June 10, 1983.

      TCI Solutions, Inc., a Delaware corporation, was incorporated on June 21, 2001 and is the surviving corporation in the reincorporation merger with our predecessor, TCI Management, Inc, a California corporation, on October 25, 2001. TCI Management was formed on September 16, 1992 to act as the Managing General Partner of Total Control Information, a California limited partnership formed on June 10, 1983 (formerly called Timesharing Consultants). The limited partnership originally operated the business of providing accounting and data processing services to clients on a timesharing basis. The business was later changed to developing and selling software for the retail grocery industry. We were the sole managing general partner of the limited partnership and the holder of more than 99.5% of the outstanding partnership interests at the time it was merged into us in April 2002.

      Since 1983, we have been engaged in the development of enterprise software and infrastructure solutions for the retail industry. Our principal and administrative offices are located at 17752 Skypark Circle, Suite 160, Irvine, California 92614, Phone (949) 476-1122, fax (949) 476-1133. We have a website at www.tcisolutions.com.

     Overview

      We offer retailers a variety of integrated applications and professional services to help enhance revenues, better manage their merchandise, pricing, workforce, financial, customer functions and information systems at both headquarters and store locations. Our architecture and data model provide infrastructure capabilities that automate and support electronic data exchange throughout the enterprise and supply chain. Retail Information Systems News recognizes us as an industry leader, known for producing high return on investment software that leads the competition in meeting the overall expectations of our customers as reported in the December 2000 and December 2001 RIS News Survey “Retail Software Leaderboard”.

     Our Evolution

      From 1982 until 1995, we positioned ourselves as a leading store-level solution provider to the grocery industry. In 1996, we expanded our efforts to develop and sell a suite of enterprise-wide solutions for the hard goods centered retail industry. Our strategy was to leverage our 15-year history and retail industry expertise to develop our RetailSuite product line. RetailSuite is designed for large and medium sized retailers seeking a comprehensive set of solutions designed to improve operational efficiency and reduce costs.

      We dedicated the next five years to creating a data model with the infrastructure designed to operate and manage the core of the retailer’s enterprise. Our strategy is to become the central data architecture and infrastructure that retailers utilize to manage their enterprise technology. Today, we provide mission-critical applications that operate at headquarters and store level that offer unparalleled depth and functionality. Retailers are able to leverage our data model and infrastructure to integrate best of breed applications that fulfill their unique requirements.

      For the past two years, we have continued to expand and improve RetailSuite with additional modules and functionality. While our historical presence has been in grocery, we are targeting and finding success in other retail sectors. Additionally, we are moving up market and expanding our solutions to serve Tier 1 retailers. Our ability to successfully sell into Tier 1 retailers and other retail sectors is an important component of our growth strategy.

      We have consecutively increased revenue for the last five years from $5.0 million in 1997 to $19.0 million in 2001, an increase of 280% since 1997. As of December 2001, we have completed our 5th consecutive year of revenue growth. Over the next few years, we plan to continue our emergence in retail and solidify our presence as one of the top retail solution providers.

      Over the next three years, with the proceeds raised from our Series B Preferred Stock (“Series B Preferred Stock”) financing and from our operations, we plan to invest significantly in our research and development efforts. Our investments will expand our core mission-critical applications in the areas of analytics and collaboration. Additionally, we plan to expand our presence in other retail sectors and with the top retailers nationwide.

     Our Strategy

      Our vision is to create success for our customers and partners by providing exceptional software solutions and services that empower them to achieve their strategic goals amidst evolving needs. To further the fulfillment of our vision, we raised $13.3 million from new and existing investors in late 2001 and early 2002. The new capital will be deployed for the expansion of RetailSuite; further development of our professional services organization, and the expansion of sales and marketing efforts. Key elements of our strategy to fulfill our vision are outlined in the six points that follow:

•	Leverage RetailSuite’s Infrastructure and Application Knowledge Base — We intend to leverage RetailSuite’s infrastructure and application knowledge base to create a more comprehensive suite of integrated solutions for retailers. We believe that our twenty-year history and experience with over 300 customers’ provides an in-depth understanding of retailers’ requirements and provides the domain and enabling competencies needed to successfully broaden our product line.

•	Extend our Target Market by Penetrating New Retail Sectors — We intend to leverage RetailSuite’s depth and competitive advantage in the grocery sector, into other retail sectors. Successful penetration of other retail sectors is a critical component to achieving the revenue growth necessary to enhance shareholder value.

•	Further Develop our Marketing Vision — Improving our message and communication to the marketplace will increase awareness, create brand recognition, improve our overall image, and potentially open new markets.

•	Provide Outstanding Professional Services — We believe that providing experienced retail consultants for project management, implementation, support and training services will enable us to achieve a high level of customer satisfaction. Based on our experiences, high levels of customer satisfaction have led to strong customer references and long-term relationships that facilitate value-added improvements to our software.

•	Develop and Leverage Strategic Relationships — We will continue to establish strategic business relationships that enhance the delivery of our professional services and the development of our products that complement our current software solutions. We believe these relationships can provide greater market presence, greater opportunity to increase sales and provide greater access to other retail sectors and international markets.

•	Acquire Complementary Businesses, Products and Technologies — We will pursue opportunities for the acquisition of complementary businesses, products and technologies that broaden our current product offerings and position us to successfully compete in other retail sectors. New complementary products and services are an important component of our strategy to increase revenues over the next five years.

Principal Products and Services

      We provide a development framework upon which is built a family of integrated and flexible applications which represent a foundation from which to manage the critical elements of the retail enterprise and which facilitates enlightened decision making through more effective utilization of information.

      We have a legacy software application, Inventory Management System (IMS), that allows retailers at a store to manage pricing, inventory, vendors, receiving and direct store delivery. In 1998 we released RetailSuite, an enterprise software application and infrastructure solution. RetailSuite’s vision is to enable retailers to integrate and manage merchandise, workforce, financial and customer information for retailers at both their headquarters and stores.

      At the foundation of RetailSuite is a comprehensive set of rules-driven, client/server applications. These applications are designed to enable retailers to better manage their operations through a combination of automation, enterprise integration, and e-business capabilities. This is accomplished by giving structure to vast quantities of data and allowing users to gather and interpret this information. Open system design, flexibility, layered architecture, user-definable operating parameters, localization, and scalability are among the software’s key features.

      Our RetailSuite Headquarters Solutions consists of a base system, Headquarters Price/Merchandise Manager (HQPM2) and a series of application modules. The base system controls and manages the merchandising operation of a retail enterprise. Included in the base system is a unique integrated data model that serves as the central information repository for an enterprise. HQPM2 also has a powerful pricing engine that automates the pricing function of a retail enterprise. As a headquarters host, HQPM2 can be used to perform global data maintenance for point-of-sale, signs and labels, scales, wireless devices, and other store systems; thereby, coordinating communications with individual stores, and consolidate financial and operational data.

      The series of additional headquarters application modules control and coordinate tasks and procedures across a retailer’s organization. Key application modules that are available include: Perpetual Inventory Manager, Competitive Pricing, Frequent Shopper Pricing, Parity/Spread Pricing, Receivers and Transfers, Electronic Marketing, Host Exchange, HQ Exchange POS and Store Ordering. These additional modules assist in centralizing and automating the complexities of managing a retail organization.

      The RetailSuite Store Solutions we offer consist of a software application, Store Merchandise Manager (SM2), that has both a base system and a series of application modules. The base system automates the merchandising function and ensures pricing and data accuracy throughout each store. Key application modules include: Perpetual Inventory; Competitive Pricing, Frequent Shopper Pricing, Parity/Spread Pricing, Wireless Exchange, Store Ordering, Receivers and Transfers, Price Checker, and POS Exchange. These modules enable stores to maintain accurate cost information, deals and allowances, and make certain changes to merchandise are applied when received. Further, these modules also apply price changes based on established pricing rules. The level of store interaction with the RetailSuite headquarters product is determined and controlled by a retailer’s desired level of control at the corporate headquarters. Pricing and item maintenance can be handled by headquarters and downloaded to the stores, or store personnel can be empowered to perform some or all of these functions.

      RetailSuite also provides infrastructure designed to automate and support electronic data exchange throughout the enterprise and supply chain. The infrastructure and data model underlying RetailSuite empowers retailers in their pursuit of e-business initiatives including analytics and collaboration across the retail supply chain.

      Moreover, RetailSuite’s innovative e-business solutions facilitate enterprise connectivity and enable retailers to quickly and easily share information with trading partners, businesses (business-to-business (B2B)), and consumers (business-to-consumer (B2C)). The objective of RetailSuite is to aid retailers with improving customer service, reducing inventory levels, and facilitating coordination with suppliers and distribution partners.

      Our professional services group consists of business consultants, system analysts and technical personnel with extensive retail industry expertise. Our professional services group assists our customers in all phases of systems implementation, including assisting customers with business process change. We offer a variety of implementation services designed to maximize our customer’s return on software investment along with educational and training programs for our clients, associates and business partners. Professional services are billed on an hourly basis. From time to time, we augment our services with third-party system integrator alliances.

     Market Background

      Retailers are experiencing rapid change, driven primarily by consumer preferences, intensified competition and increasing globalization. In an effort to improve profit margins and address the changing competitive environment, retailers are focusing on the use of information technology to reduce inefficiencies throughout the enterprise.

      Retail information technology has historically consisted of separate legacy applications and proprietary databases at the corporate, store and distribution components of a retailer’s organization. These “silo” applications, which focus on individual disciplines such as category analysis or product receiving, cannot be effectively integrated within the retailers’ information technology systems.

      The retail industry also suffers from a number of other widely recognized information technology issues including an inability to effectively integrate, control and manage the vast amounts of data generated throughout the retail enterprise (the “data burden”). The lack of ability to effectively integrate available information to better match consumer demand throughout the retail supply chain is estimated to cost grocery retailers approximately $30 billion in operating inefficiencies (source: Food Marketing Institute: Efficient Consumer Response (ECR) Knowledge Network, 1997). Also encumbering the retail industry is their inability to integrate existing software applications to effectively execute strategies in a timely manner, and the inflexibility of existing software applications to be scalable, customizable and adaptable. As a result, retailers have sought off-the-shelf software applications and in some instances, turned towards outsourcing technology projects from their historical internal information systems staffs. In the effort to provide solutions for retailers, we have spent $3.4 million and $3.1 million, during 2000 and 2001 respectively, on internally sponsored research and development activities.

      Our objective is to provide a development framework upon which is built a family of integrated and flexible applications which represents a foundation from which to manage the critical elements of the retail enterprise and which facilitates enlightened decision making through more effective utilization of information. In order to accomplish this, we have developed a high degree of integration amongst our applications. Our goal is to enhance a customer’s investment in technology by reducing data burden and enhancing information sharing to eliminate common problems encountered in interfacing software products purchased from different vendors.

     Markets

      We market our solutions to retailers both domestically and internationally. Our primary marketing focus is within the domestic grocery industry. We have recently expanded our marketing and development efforts to penetrate the retail sectors of drug, convenience stores, hard-good retailers such as mass merchandisers, home centers, hardware stores and wholesale distribution companies. Internationally, we have primarily served customers in Canada. Recently, we have deployed a dedicated sales force in Europe, Latin and South America.

     Distribution

      Our legacy product IMS is distributed through our direct sales force and approximately 31 grocery wholesalers, resellers and point-of-sale dealers nationwide.

      In 1998, we began emphasizing direct sales of RetailSuite to mid-size and large domestic retail chains. The sales cycle is typically longer with the larger retailers due to, among other things, transaction size, and the multitude of functional areas involved in the purchase process. We intend to expand the distribution of RetailSuite through new and existing business partners.

      Services are usually distributed in conjunction with the delivery of our software solutions. These services often involve consultation, project management, implementation, custom modifications, training and support services.

     Competition

      The markets for our software products are highly competitive. We believe that our ability to compete depends on many factors within and beyond our control including:

•	Ease of use, performance, features, price, functionality and reliability of our solutions as compared to our competitors;

•	Timing and market acceptance of new solutions and enhancements to existing solutions developed by us and our competitors;

•	The quality of our customer service; and

•	The effectiveness of our sales and marketing efforts.

      We experience competitive pressures from a different set of vendors for headquarters and store applications. Additionally, there are several consulting companies offering competing professional services.

      Our headquarters applications compete with internally developed systems and with other software companies such as JDA Software Group, Retek, Tomax, Armature and Retalix. The competition for our store systems is more fragmented than for that of our headquarters systems. We compete with software companies such as Retalix, Retek, Softechnics and S4. In addition, new competitors may enter our markets and offer similar competing systems that target the retail industry.

      In the market for consulting services, we compete with leading systems integrators that consult with our customers such as Accenture, Cap Gemini Ernst & Young, Deloitte & Touche and IBM Global Services.

     Significant Customer

      In 2000 and 2001, Fleming Companies, Inc. accounted for 13.9% and 25.3%, respectively, of our total revenues. No other single customer accounted for more than 10% of 2000 or 2001 total revenues.

     Proprietary Rights and Licenses

      We market our products under the trade name TCI Solutions. We also employ a variety of trademarks for our products which are not registered. We rely on common law rights to such trademarks. We do not hold any patents and rely upon a combination of copyright and trade secret laws to establish and maintain proprietary rights in our products. We have entered into agreements with our employees pursuant to which all rights to software created by those employees are transferred to us. In addition, we limit access to sensitive information regarding our business and products. As is customary in the software industry, we do not sell or transfer title of our software products to customers or end-users. We provide software products to end-users under non-exclusive license agreements solely for use in an end-user’s internal operations. We rely primarily on the contractual terms of our license agreements and electronic software license files for the protection of our intellectual property rights.

      Aside from the above, we do not have any significant concessions, royalty agreements or labor contracts.

     Environmental Matters

      We are in compliance with federal, state and local provisions which have been enacted or adopted relating to the protection of the environment. Compliance with these provisions does not have any material effect upon our capital expenditures, earnings or competitive position.

     Employees

      As of April 1, 2002, we have a total of 140 full-time employees based in the United States. Of the total, 33 were engaged in sales and marketing, 39 were in professional services and maintenance services, 51 were in research and development and 17 were in administrative functions. We believe that our relations with our employees are good. We have never had a work stoppage and none of our employees are subject to a collective bargaining agreement. When needed, we engage consultants for software development, integration, accountants and attorneys on a fee basis.

Item 2.     Management’s Discussion and Analysis

Our “Description of Business” and consolidated financial statements should be read in conjunction with this discussion.

     Critical Accounting Policies

      Our discussion and analysis of results of operation and financial condition are based upon consolidated financial statements that we prepared in accordance with generally accepted accounting principles of the United States of America.

      We have identified the following policies as critical to the understanding of our financial statements and results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout our Results of Operations and Financial Condition where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements which are included elsewhere herein. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

      Revenue recognition — We follow specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Additionally, our revenue recognition determines the timing of certain expenses such as commissions.

      We license software under non-cancelable agreements and provide related services, including consulting and customer support. We recognize revenue in accordance with Statement of Position 97-2 (“SOP 97-2”), Software Revenue Recognition, as amended and interpreted by Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to certain transactions, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants. We follow the Securities and Exchange Commission’s guidance of Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements, which provides further interpretive guidance for public reporting companies on the recognition, presentation, and disclosure of revenue in financial statements. The adoption of SAB 101 did not have a material impact on our licensing or revenue recognition practices.

      Software license revenue is generally recognized when a license agreement has been signed, the software product has been delivered to the customer, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. If a software license contains an undelivered element, the fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. In addition, if a software license contains customer acceptance criteria or a cancellation right, the software revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period or cancellation right.

      Services are separately priced, are generally available from a number of suppliers, and are not essential to the functionality of our software products. Services, which include project management, system planning, design and implementation, customer configurations, and training are billed on both an hourly basis. Services revenue billed on an hourly basis is recognized as the work is performed. Customer support services include post contract support and the rights to unspecified upgrades and enhancements. Maintenance revenues from ongoing customer support services are billed on an annual basis with the revenue being deferred and recognized ratably over the maintenance period.

      Accounts Receivable — We typically extend credit to our customers. Software licenses are generally due within 30 to 90 days; however, larger software contracts may include payment terms with installments due within twelve months from the date of delivery. Billings for customer support and professional services performed on a time and material basis are due on net 30-day terms. We estimate the probability of collection of the receivable balances and provides an allowance for doubtful accounts based upon an evaluation of our customers’ ability to pay and general economic conditions. While our losses have historically been within our estimates, we cannot guarantee that we will continue to experience the same collection experience. A loss of any significant customer could have a material adverse effect on our operations. We expect that revenues from a limited number of new customers will continue to account for a large percentage of total revenues in future quarters.

      Intangible Assets — SFAS No. 142, Goodwill and Other Intangible Assets requires us to cease amortizing goodwill and indefinite life intangibles that existed at June 30, 2001. The amortization of existing goodwill will cease on January 1, 2002. Any goodwill and indefinite life intangibles resulting from acquisitions completed after June 30, 2001 will not be amortized. Our business combinations have resulted in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we will incur. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. We periodically evaluate the recoverability of goodwill. While we have not experienced impairment of intangible assets in prior periods, we cannot guarantee that there will not be impairment in the future.

      Income Taxes — Under our income tax policy, we record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated balance sheets, as well as operating loss and tax credit carryforwards. A valuation allowance is provided when it is considered more likely than not that deferred tax assets will not be realized. Given that we fully reserved for our deferred tax assets, we would not expect a material adverse impact on our operating results of changes in our assessment of recoverability.

Results of Operations and Financial Condition

      We derive our revenues from four sources: software licenses, services, maintenance and other revenue.

      Software Licenses. License revenues are derived from the sale of our software products. Our software prices are based on the products and locations licensed. Because the timing of entering into a license agreement and the amount received pursuant to an agreement may vary significantly, among other factors, license revenues may fluctuate significantly from quarter to quarter.

      Services. Services revenues are derived from project management, implementation, custom modifications, training, and support services.

      Maintenance. Maintenance revenues result from support and maintenance services for our software products. They are also generally more predictable than software revenues and are also, to some extent, dependent upon new software license sales.

      Other Revenues. Other revenues result from software related hardware sales and sales of related third party software products. They generate lower gross margins than software license revenues and are also to some extent dependent upon new software license sales from our RetailSuite product line.

      We market our software and related services through a direct sales force located throughout the United States. We also market indirectly through resellers and alliance partners.

      To date, revenues have been derived primarily from customers in the United States and Canada. We however are currently working with potential customers in Europe, Latin and South America and believe that international revenues will increase as a percentage of our total revenues in the future. All revenues are billed and collected in U.S. Dollars.

      Sales and marketing. Sales and marketing expenses consist of sales and marketing personnel related expenses, commissions, travel, entertainment, marketing activities, advertisements, promotional activities, media events and trade shows.

      Research and development. Research and development expenses consist of personnel and related expenses, including the services of our technical writers and quality assurance personnel. Occasionally, we enlist the assistance of outside contractors within research and development, as well as facility, equipment and software to develop and test our products.

      General and administrative. General and administrative expenses consist of personnel and related expenses for finance, accounting, human resources, legal, information systems and other administrative functions. Our general and administrative function also includes the cost of equipment and software necessary for us to operate and the majority of our facility costs.

     Revenues

      Total Revenues. Total Revenues were $14.3 million and $19.0 million in 2000 and 2001, representing an increase of 32.7%. In 2000 and 2001, Fleming Companies, Inc. accounted for 13.9% and 25.3%, respectively, of our total revenues. No other single customer accounted for more than 10% of 2000 or 2001 total revenues.

     Software License Revenue

      Software license. License revenues were $6.2 million and $7.5 million in 2000 and 2001, representing an increase of 21.7%. The increase in software license revenue from 2000 to 2001 was due primarily to the release and increased acceptance of our RetailSuite products. Additional factors contributing to the increase in license revenue were: a price increase for RetailSuite applications, expansion of our sales force, extended distribution through reseller channels, and the release of several new RetailSuite applications.

     Software License Revenue by Product-Line

      Software license revenue by product-line. We classify our software licenses in two product categories: RetailSuite and Legacy applications. RetailSuite is a set of state-of-the-art enterprise applications that integrate headquarters and store to better coordinate the merchandise management and operational functions. Legacy applications are products that are primarily store-focused solutions including inventory, workforce and financial budgeting applications developed under our historical architecture, running on Windows NT and UNIX.

      A summary of the software revenue attributable to these product categories is as follows:

	2001	%	2000	%

Revenues:
RetailSuite	$5,281,180	70%	$4,395,351	71%
Legacy applications	2,229,358	30%	1,774,097	29%

Total	$7,510,538	100%	$6,169,448	100%

      License revenues from RetailSuite were $4.4 million and $5.3 million in 2000 and 2001, representing an increase of 20.2%. We expect future software license revenue to continue to increase primarily as a result of increased RetailSuite sales. The expected increase is largely attributable to the culmination of the past 3 years of research and development, marketing efforts, refinement of the sales message and process, improvements in the implementation process, and a number of successful implementations. Moreover, the average selling price for our products is increasing as a result of sales to larger retailers and several new product offerings. Future increases however, are largely dependant upon successful penetration of new retail sectors, new sales to Tier 1 retailers, the addition and effectiveness of new sales representatives, and continued improvements in the implementation process.

     Services Revenue

      Services. Services revenue increased from $4.2 million to $6.2 million in 2000 and 2001, representing an increase of $2.0 million or 46.8%. The increase in services revenue is directly attributed to increased implementation services associated with our RetailSuite products. Services revenue was also increased by new strategic alliances with third-party contractors. Services revenue from third-party contractors accounted for $1.8 million or 28.8% of total services revenue in 2001.

      We expect future services revenue to increase as a result of new software license sales and expansion of our services organization.

     Maintenance Revenue

      Maintenance. Maintenance revenues were $2.6 million and $3.3 million in 2000 and 2001, representing an increase of 26.8% from 2000 to 2001. The increase in software maintenance revenue was attributable to renewals of annual support and maintenance agreements from existing customers and to new sales of support and maintenance services affiliated with our RetailSuite and Legacy solutions. We believe that our success with renewals is the result of strong relationships with existing customers and increased software license revenue from our RetailSuite product line.

      We expect future software maintenance revenues to increase as a result of the quality of our support and maintenance services and expected increases in software license revenue.

     Cost of Revenues

      Software License. Cost of license revenues were $372,000 and $470,000 in 2000 and 2001, representing an increase of 26.5%, less than 3% of sales. The increase in cost of software licenses resulted from an increase in software license sales.

      Services. Cost of service revenues were $3.1 million and $3.5 million in 2000 and 2001, representing an increase of 14.4% from 2000 to 2001. These amounts represented 73.0% and 56.9% of service revenues for 2000 and 2001. This increase from 2000 and 2001 was due to the expansion of our services business to support the implementations of our increased RetailSuite sales. In expanding our services business, we developed new strategic alliances with third-party contractors that were used for several RetailSuite implementations beginning in 2000. We expect cost of service revenues to increase in absolute dollars in the future as we continue to expand our services offerings.

      Cost of maintenance. Cost of maintenance revenues were $872,000 and $1.1 million in 2000 and 2001, representing an increase of 31.4% from 2000 to 2001. The increase in cost of maintenance is directly attributable to the addition of eleven new customer support employees and an increase in software licensing revenue.

      Cost of other revenues. Cost of other revenues was $736,000 and $1.3 million in 2000 and 2001, an 81.8% increase. This represents 54.3% and 65.5% of other revenues for 2000 and 2001. The increase results from increased sales of third party hardware.

     Operating Expenses

      Sales and marketing. Sales and marketing expenses were $5.7 million and $6.7 million in 2000 and 2001, representing an increase of $1.0 million, or 17.5%. The increase was due to a 50% increase in our sales force that resulted in increased salaries, commissions and related expenses. Additional focus on marketing RetailSuite at new trade-shows and within publications increased marketing and advertising expenses for the year ended 2001.

      We plan further investments in our sales and marketing operations over the next several years to expand RetailSuite’s penetration beyond grocery into new retail sectors.

      Research and development. Research and development expenses were $3.4 million and $3.1 million in 2000 and 2001, representing a decrease of $213,000, or 6.3%, from 2000 to 2001. The decrease in research and development expenses from 2000 to 2001 was attributable to headcount attrition that occurred post September 11th. In 2002, we have again began increasing development headcount in order to support our strategic direction and product expansion goals. In 2001, our Research and Development efforts were focused on the development of new RetailSuite modules such as Competitive Pricing, Price Checker, Electronic Marketing, HQ Exchange/POS and ePriceBook. Research and development expenses represented 23.5% and 16.6% of total revenue in 2000 and 2001. We expect product development expenses to increase in absolute dollars in the future as we continue to invest in the development of additional RetailSuite modules, and analytic applications.

      General and administrative. General and administrative expenses were $4.5 million, and $5.2 million in 2000 and 2001, representing an increase of $725,000, or 16.3%. The increase in general and administrative expenses was primarily due to additional facility costs, administrative support, and related costs. General and administrative expenses represented 31.1% and 27.3% of total revenues in 2000 and 2001.

      We expect total general and administrative expenses to increase in absolute dollars in the foreseeable future as we expand our organization, staffing, and facility requirements to support our expanded operations.

     Net Loss

      Net loss represents revenues less cost of revenues, operating expenses, interest income/expense and income taxes. Net losses were $4.2 million and $2.6 million for 2000 and 2001, representing a decrease of 36.4%.

      We have planned net losses for the next two years as we continue to invest in further expansion and development of RetailSuite, penetration into new retail sectors, and sales to Tier 1 retailers.

     Liquidity and Capital Resources

      The following table sets forth selected consolidated balance sheet information at December 31, 2001:

Balance Sheet:	2001

Cash and cash equivalents	$5,904,839
Accounts receivable, net	4,928,943
Total assets	13,129,589
Current liabilities	3,088,172
Working Capital	8,285,992
Debt	0
Stockholders’ equity (net)	10,041,417

      Since our inception, we have financed our operations primarily with operating cash flows and sales of equity securities. As of December 31, 2001 we had cash and cash equivalents of $5.9 million.

      Net cash used in operating activities was $3.4 million in 2001. The use of cash resulted primarily from net losses due to further investment in the development of RetailSuite, an increase in accounts receivable and the expansion of our sales and marketing efforts.

      As of December 31, 2001 net accounts receivable was $4.9 million, representing 93 days’ sales outstanding, calculated from the invoice date (DSO). DSO may fluctuate significantly on a quarterly basis due to a number of factors including the timing of payments received on new software licensing contracts, shifts in customer buying patterns, contractual payment terms and the underlying mix of products and services.

      Net cash provided by financing activities was $7.9 million in 2001. The net cash provided by financing activities relates to the sale of Series B Preferred Stock.

      The total Series B Preferred Stock offering resulted in us raising $13.3 million in new capital. We received the remaining balance of $4.7 million in installments in January through April of 2002.

      We expect to increase operating expenses for the foreseeable future in order to execute our business plan. We expect that our operating expenses will constitute a significant use of our cash. Additionally, we may use cash to fund acquisitions or invest in other businesses, technologies or product lines. We believe the combination of operating cash flows, the net proceeds from our recent Series B Preferred Stock financing and amounts available to us under existing lines of credit, will be sufficient to meet our presently anticipated working capital, capital expenditure and business expansion requirements for the next twelve months.

     Material Commitments

      We have planned for approximately $850,000 in capital expenditures for 2002. The significant capital items we intend to acquire include hardware, software systems and the expansion of our Tucson facility. We plan to establish a $1 million equipment line of credit in 2002 for the acquisition of these assets. In 2001 we had $269,000 of asset additions.

      In connection with our facility lease dated June 20, 2000, we have an agreement for the issuance of letters of credit up to an aggregate amount not to exceed $150,000. In connection with the financing agreement with a bank entered into on June 30, 2000, we have an agreement for the issuance of letters of credit up to an aggregate amount not to exceed $500,000. At December 31, 2001, we had $300,000 of letters of credit outstanding. These amounts are not included in our consolidated financial statements.

      On February 20, 2001, we entered into an agreement with USA Funding, whereby eligible accounts receivable may be factored with full recourse. Borrowings are limited to $2,500,000 and are collateralized by substantially all of our assets, including intellectual property. Borrowings bear interest at the greater of the prime rate (4.75% at December 31, 2001) plus 3.5%, or $3,500 per month. There were no amounts outstanding under this line of credit as of December 31, 2001. We did not renew the line of credit when it came due on February 20, 2002.

     Recent Accounting Developments

      As discussed in the financial statement footnotes, the FASB has issued SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in June, August and October 2001, respectively. We are currently evaluating the provisions of these pronouncements, but expect that the provisions will not have a material impact on our consolidated results of operations and financial position upon adoption.

      SFAS No. 142 requires us to cease amortizing goodwill and indefinite life intangibles that existed at June 30, 2001. The amortization of existing goodwill will cease on January 1, 2002. Any goodwill and indefinite life intangibles resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below our carrying value. The adoption of SFAS No. 142 will result in our discontinuation of amortization of our goodwill; however, we will be required to test our goodwill for impairment under the new standard beginning in the first quarter 2002. We expect the adoption of SFAS No. 142 to decrease amortization expense by approximately $90,000 in 2002. We are currently evaluating the provisions of SFAS No. 142, but expect that the provisions of SFAS No. 142 will not have a material impact on our consolidated results of operations and financial position upon adoption.

      In November 2001, the Financial Accounting Standards Board (“FASB”) issued a Staff Announcement Topic D-103 (“Topic D-103”), Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred. Topic D-103 establishes that reimbursements received for out-of-pocket expenses should be reported as revenue in the income statement. Currently, we classify reimbursed out-of-pocket expenses as a reduction in the cost of services. We are required to adopt the guidance of Topic D-103 in the first quarter 2002 and our consolidated statements of operations for prior periods will be reclassified to conform to the new presentation. The adoption of Topic D-103 will result in an increase in reported services revenues and cost of services, however, it will not affect our results of operations in any past or future periods.

Factors that May Impact Future Results of Operations

      An investment in our common stock involves a high degree of risk. Investors evaluating our business should carefully consider the factors described below and all other information contained in this Form 10-SB. While management is optimistic about our long-term prospects, any of the following factors could materially harm our business, operating results and financial condition. Additional factors and uncertainties not currently known to us or that we currently consider immaterial could also harm our business, operating results and financial condition. Investors could lose all or part of their investment as a result of these factors.

      Changes in Market Size and Dynamics Could Have a Material Adverse Effect on Our Sales and Prospects for Growth.

      The recent slowdown of the U.S. economy, which was increased by the terrorist attacks of September 11, 2001 may have a long-lasting, detrimental effect to the market for our products as retailers scale back on their expenditures or are forced to go out of business. In addition, reductions or allocations of retail IT budgets, due to current economic conditions could effect retailers’ demand for our products. A significant reduction in the number of customers or purchases made by customers as a result of these conditions could have a material adverse effect on our sales and prospects for growth.

Our Future Growth is Critically Dependent Upon the Retail Industry

      Historically, we have derived almost 100% of our revenues from the licensing of software products and the performance of related services to the grocery retail industry. Our future growth is critically dependent on increased sales to grocery and other retail sectors within the retail industry. The success of our customers is directly linked to economic conditions in the retail industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. In addition, we believe that the license of our software products generally involves a large capital expenditure, which is often accompanied by large-scale hardware purchased or commitments. As a result, demand for our products and services could decline in the event of instability or downturns such as that currently being experienced in the retail industry. Such downturns may cause customers to exit the industry or delay, cancel or reduce any planned expenditure for information management systems and software products.

Consolidation in the Retail Industry and Weak Economic Conditions Could Negatively Impact Revenues from Products and Services

      We also believe that the retail industry may be consolidating and that the industry is, from time to time, subject to increased competition and weakening economic conditions that could negatively impact the industry and our customers’ ability to pay for our products and services which have and could potentially lead to an increased number of bankruptcy filings. Such consolidation and weakening economic conditions have in the past, and may in the future, negatively impact our revenues, reduce the demand for our products and may negatively impact our business, operating results and financial condition.

The Industries Rapid Pace of Change Could Render our Technology Unmarketable and Result in a Decrease in Revenue

      If we are unable to develop new software solutions or enhancements to our existing products on a timely and cost-effective basis, or if new products or enhancements do not achieve market acceptance, our sales may decline. The life cycles of our products are difficult to predict because the market for our products is characterized by rapid technological change and changing customer needs. The introduction of products employing new technologies could render our existing products or services obsolete and unmarketable.

      In developing new products and services, we may:

•	fail to respond to technological changes in a timely or cost-effective manner;

•	encounter products, capabilities or technologies developed by others that render our products and services obsolete or noncompetitive or that shorten the life cycles of our existing products and services;

•	experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and services; or

•	fail to achieve market acceptance of our products and services.

Competition Could Seriously Impede Our Ability to Profitably Sell Our Solutions

      The markets for our software products are highly competitive. Competition could seriously impede our ability to sell additional products and services on favorable terms. Competitive pressures could reduce our market share or require us to reduce prices, which could reduce our revenues and/or operating margins. Many of our competitors have substantially greater financial, marketing or other resources, and greater name recognition than us. In addition, these companies may adopt aggressive pricing policies that could compel us to reduce the prices of our products and services in response. Our competitors may also be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Our current and potential competitors may:

•	Develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive;

•	Make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, which could increase the ability of their products to address the needs of our customers; and

•	Establish or strengthen cooperative relationships with our current or future strategic partners, which could limit our ability to sell products through these channels.

      Changes in Technology Could Render Our Products Obsolete and Negatively Impact Our Results of Operations

      Technological changes in computer operating systems and hardware could render our products obsolete or unmarketable and may require us to modify existing applications to be marketable or develop new applications to be competitive with products from competitors. These changes may cause us to have to make changes to existing applications or to create new applications, resulting in additional development and other costs beyond those currently anticipated. There can provide no assurances that our software applications will be compatible with new or modified operating systems or hardware, or that we will be able to modify its applications or create new applications to keep pace with new or changed operating systems or hardware that may be purchased by our customers. In addition, if we are unable to modify existing applications or develop new applications on a timely and cost effective basis, or if new applications or enhancements do not achieve market acceptance, our sales may decline.

Quarterly Fluctuations and Economic Conditions Could Impair Our Ability to Execute our Business Plan

      Our quarterly operating results have fluctuated in the past and are expected to continue to fluctuate in the future. Significant fluctuations in our quarterly operating results may harm our business operations by making it difficult to implement our budget and business plan. Factors, many of which are outside of our control, which could cause our operating results to fluctuate include:

•	the size and timing of customer orders, which can be affected by customer budgeting and purchasing cycles;

•	the demand for and market acceptance of our software solutions;

•	competitors’ announcements or introductions of new software solutions, services or technological innovations;

•	our ability to develop, introduce and market new products on a timely basis;

•	customer deferral of material orders in anticipation of new releases or new product introductions;

•	our success in expanding our sales and marketing programs;

•	technological changes or problems in computer systems; and

•	general economic conditions which may affect our customers’ capital investment levels.

      Additionally, our market activity in target markets has increased in recent years and we have made more large sales than in past periods. Because of this, sales we expect to make in a particular period, that do not occur, or sales made in a particular period that were not expected, can affect our results of operations in a given period more so now than in the past when the size of the average order was smaller. As a result of these and other factors, period-to-period comparisons of financial results may not be meaningful. Historical results of operations are not necessarily indicative of future results, and interim results are not necessarily indicative of future annual results. Although our primary market of grocery and drug store retailers may be less susceptible to cyclical shifts in the economy, this segment of the retail industry may experience downturns due to macroeconomic pressures that could, in turn, have a material adverse effect on our business, results of operations or financial condition.

The Sales Cycle for Our RetailSuite Products is Long and Costly and May Not Result in Revenues

      The licensing of our products is often an enterprise-wide decision by our customers that involves a significant commitment of resources by the customer and us. Prospective customers generally consider a wide range of issues and competitive products before committing to purchase our products. These issues may include product benefits, cost, time of implementation, ability to operate with existing and future computer systems, ability to accommodate increased transaction volume and product reliability. The period between initial contact with a prospective customer and sale of our products and services varies, but typically ranges from three months to twenty-four months. As part of the sales process, we spend a significant amount of resources informing prospective customers about the use and benefits of our products, and these sales efforts may not result in a sale.

      In instances where the terms of delivery for our software does not conform with revenue recognition criteria, we record as deferred revenues, advance payments from our customers. Since only a portion of our revenue each quarter is recognized from deferred revenues, our quarterly results will depend primarily upon entering into new contracts that generate revenues for that quarter. New contracts may not result in revenues in the quarter in which the contract is signed, and we may not be able to predict accurately when revenues from these contracts will be recognized.

Generating the Appropriate Mix of Revenues from Software and Services is Critical to Generating Acceptable Operating Results

      Because our gross margins on product revenues (software licenses and maintenance services) are significantly greater than our gross margins on services and hardware, our combined gross margin has fluctuated from quarter to quarter, and it may continue to fluctuate significantly based on revenue mix and service utilization rates. Services revenues are to a significant extent dependent upon new software license sales and effective utilization of professional service resources. Although there can be no assurance, we expect that our utilization rates and service margins will gradually improve if we experience a substantial increase in demand for our software products. However, in the event that software license revenues fail to meet our expectations or there is a decline in demand for our software or services, our consulting service revenue would be adversely impacted.

Expected Increases in Operating Expenses Could be Detrimental to our Financial Condition and Results of Operations

      We intend to significantly increase operating expenses as we:

•	increase research and development activities;

•	increase sales and marketing activities, including expanding our direct sales force;

•	expand our distribution channels; and

•	increase service activities.

      We will incur expenses before we generate additional revenue from this increase in spending. If we do not significantly increase revenue from these efforts, our business and operating results could be seriously harmed.

We May Not be able to Generate Positive Cash Flows or Profits Sufficient to Sustain Our Operations

      We have experienced net losses and negative cash flows from operating activities for the last three fiscal years. Although our long-term business strategy is intended to turn such net losses into net profits, net losses and negative cash flows are expected to occur for at least the next year. In the long-term, if we are unable to generate positive cash flows and net income, we may be required to change our business plan and/or seek additional financing. If unsuccessful in either case, we may be required to sell our assets, discontinue operations or dissolve.

A Loss of Important Customers May Result in a Loss of Revenues

      In 2000 and 2001, Fleming Companies, Inc. accounted for 13.9% and 25.3%, respectively, of our total revenues. No other single customer accounted for more than 10% of 2000 or 2001 total revenues. A loss of any significant customer could have a material adverse effect on our operations. We expect that revenues from a limited number of new customers will continue to account for a large percentage of total revenues in future quarters. Our ability to attract new customers will depend on a variety of factors, including the performance, quality, features and price of our current and future products. A failure to add new customers that make significant purchases of our products and services could impair future revenues.

Relationships with Systems Integrators are Critical to Our Future Growth

      Systems integrators assist our customers with the installation and deployment of our products, in addition to those of our competitors, and perform custom integration of computer systems and software. In the future, we intend to increase our reliance on system integrators to help customers with the implementation of our products. If we are unable to develop and maintain relationships with systems integrators, we would be required to hire additional personnel to install and maintain products, which would result in lower margins due to the higher expenses associated with systems integrators. Additionally, in the event that system’s integrators are not able to provide an adequate level of services, we may be required to deploy unexpected resources to provide integration services and avoid potential damage to our reputation.

A Loss of Resellers Could Harm Our Financial Position and Results of Operation

      A portion of our product sales are driven or influenced by the recommendation of marketing partners, consulting firms and other third parties. Our inability to obtain the support of these third parties may limit our ability to penetrate existing and targeted markets. These third parties are under no obligation to recommend or support our products and could recommend or give higher priority to the products and services of other companies or to their own products. A decision by these companies to favor competing products could negatively affect our software and service revenues.

      If we are unable to establish relationships with marketing partners, we will have to devote substantially more resources to the sales and marketing of our products. In many cases, these parties have extensive relationships with our existing and potential customers and influence the decisions of these customers. A number of our competitors have long and established relationships with these same systems integrators, and as a result, these marketing partners may be more likely to recommend competitors’ products and services.

We are Dependent Upon Key Personnel to Execute Our Business Plan

      Our performance depends in large part on the continued performance of our executive officers and other key employees, particularly the performance and services of Lance Jacobs, Chief Executive Officer; Stephen DeSantis, Chief Financial Officer and David Berg, our Chief Technology Officer. We currently only maintain key-man term life insurance on the life of Mr. Jacobs. All of our key personnel have employment contracts with us. The contracts are generally described in Item 6, Executive Compensation, below. The loss of the services of these executive officers or other significant employees could negatively impact our business.

      We must also attract, integrate and retain skilled sales, research and development, marketing and management personnel. Competition for these types of employees is intense, particularly in our industry. Failure to hire and retain qualified personnel would harm our ability to grow the business.

     We May Require Additional Capital to Execute Our Business Plan

      We have expended and will continue to expend substantial funds on the development of our products and services. Consequently, we may require additional funds to finance our operations. The precise amount and timing of our funding needs cannot be determined at this time, and will depend upon a number of factors, including the market demand for our products and services, the progress of our development efforts and our management of cash, accounts payable and other working capital items. There can be no assurance that if required by us, funds will be available on terms satisfactory to us, if at all. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders will be reduced, the existing stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of our common stock. An inability to obtain needed funding on satisfactory terms may require us to terminate our operations and sell our assets and dissolve. No assurances can be made that we will be able to obtain financing for our future operations.

     Shareholders Cannot Expect to be Able to Liquidate Any or All of Their Investment

      No public market exists for our common stock. Common shareholders must be prepared to hold their investment indefinitely and cannot expect to be able to liquidate any or all of their investment even in case of an emergency. All of our outstanding shares of common stock are subject to rights of first refusal in our favor, pursuant to our bylaws. The right of first refusal is triggered in the event a stockholder desires to sell or otherwise transfer any shares of our stock to a third party upon which we will have 30 days from receipt of the notice of the proposed transaction to purchase all of the shares proposed to be sold at the price and upon the terms proposed to be sold. Certain exceptions exist to this right of first refusal including the transfer of shares to members of a stockholder’s immediate family or to a trustee for the account of a stockholder or such stockholder’s immediate family.

An Inability for Us to Protect Our Intellectual Property Rights Could Negatively Impact Our Ability to Compete

      We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect proprietary technology, we rely on a combination of copyright, trade secret, patent and trademark laws, common law rights and license agreements in attempting to protect these rights. We enact our rights under these protections through contractual terms of our license agreements and electronic software license files. We also seek to protect our software documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

      Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and expensive. There can be no assurance that the steps taken by us to protect our proprietary technology will be adequate to prevent misappropriation of our technology or to provide an adequate remedy in the event of a breach by others. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. We intend to vigorously protect intellectual property rights through litigation and other means. However, such litigation can be costly to prosecute and we cannot be certain that we will be able to enforce our rights or prevent other parties from developing similar technology, duplicating our products or designing around our intellectual property.

      We believe that due to the rapid pace of innovation in the software industry, factors such as the technological and creative skills of its personnel and on-going product support are as important to our business as are the various legal protections of its technology.

Errors/ Defects in Products and/or Integration Could Negatively Impact Our Financial Position and Results of Operations

      Our products are complex and, accordingly, may contain undetected errors or failures when we first introduce them or as we release new versions. This may result in loss of, or delay in, market acceptance of our products and could cause us to incur significant costs to correct errors or failures or to pay damages suffered by customers as a result of such errors or failures. In the past, we have discovered software errors in new releases and new products after their introduction. We have incurred costs during the period required to correct these errors, although to date such costs, including costs incurred on specific contracts, have not been material. We may in the future discover errors in new releases or new products after the commencement of commercial shipping.

      In addition, implementation of our products may involve customer-specific configuration by third parties, or us and my involve integration with systems developed by third parties. Errors in the product or integration process may not be discovered until the implementation is complete.

      Errors in our products may be caused by defects in third-party software incorporated into our products. If so, we may not be able to fix these defects without the cooperation of these software providers. Since these defects may not be as significant to the software provider as they are to us, we may not receive the rapid cooperation that it requires. We may not have the contractual right to access the source code of third-party software and, even if we have the right to access the source code, we may not be able to fix the defect. Our customers could seek significant compensation from us for their losses resulting from defects in our products. Even if unsuccessful, a product liability claim brought against us could be time consuming and costly.

Infringement Claims Could be Costly or Hinder Our Ability to Compete

      We do not have any knowledge that our products infringe on the proprietary rights of any other parties. However, there can be no assurance that other parties will not assert infringement claims against us in the future with respect to current or future products. Assertion of an infringement claim may result in costly litigation or may require us to obtain license or royalty agreements to use another party’s intellectual property. There can be no assurance that any such license or royalty agreement would be available on reasonable terms, if available at all. As the number of our software products in our segment of the software industry increases and the functionality of these products increasingly overlaps, we believe that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, could be time-consuming and expensive to defend.

Litigation Could be Costly and Impair our Results of Operations

      We are not currently involved in any material litigation. Future litigation, with or without merit, that we may become involved in could have a material adverse effect on our business, results of operations or financial condition and could result in significant expenses, even if we ultimately prevail in such litigation.

      Investors May Lose All of Their Investment and We Provide No Assurance of Future Share Values

      We provide no assurances regarding the value of our outstanding capital stock. Investors in our capital stock may lose all or part of their investment in our capital stock.

We Are Controlled by Institutional Investors Who May Not Act in the Best Interests of Our Other Shareholders

      Institutional investors hold 99.8% of our outstanding Series A Preferred Stock and in excess of 95.8% of our outstanding Series B Preferred Stock. The preferred stock votes on an as-converted to common stock basis and the preferred stock and common stock vote together as a single class. Currently, the outstanding preferred stock held by institutional investors represents approximately 73% of our, outstanding capital stock on an as-converted basis. As a result, the institutional investors, as a group, hold controlling interests in us and will be able to make decisions in their own interest which may not be in the best interests of other stockholders. This would include decisions to sell some or all of our assets, merge with another entity, commence an initial public offering or dissolve. Our institutional investors have certain anti-dilutive and preemptive rights, as more particularly described in Item 8, “Description of Securities.” Our institutional investors also have senior rights in the event of our liquidation. Please see Item 7, Certain Relationships.

Item 3.     Description of Property

Location and General Character

      Our corporate headquarters is located in Irvine, California, where we lease approximately 10,000 square feet of office space. Our principal research and development and support facility occupies approximately 28,000 square feet of office space in Tucson, Arizona. We have a 2,100 square foot regional office located in Oklahoma City, Oklahoma to facilitate the operation of our customer support operation.

      Properties leased by us are leased on terms for durations that are reflective of commercial standards in the communities where the properties are located. We believe that our existing facilities are in adequate condition and meet our current needs. In the event of needed expansion space, we believe that reasonable amounts of space would be available at favorable lease terms.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth information regarding the beneficial ownership of our capital stock (including shares subject to unexercised options) as of April 1, 2002 by (i) each of the persons who hold in excess of 5% of our outstanding voting securities (namely, common stock, Series A Preferred Stock and Series B Preferred Stock), (ii) each of our named executive officers and directors, and (iii) our named executive officers and directors, as a group. The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes: (1) any shares as to which the individual or entity has voting power or investment power, and (2) any shares which the individual or entity has the right to acquire within 60 days of April 1, 2002 through the exercise of any stock option, warrant or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

	Amount and Nature of Beneficial Ownership(1)

			Series A		Series B
			Preferred		Preferred
Beneficial Owner(2)	Common Stock	%	Stock	%	Stock	%

First Analysis Venture Capital(3)	13,157,939	20.3	1,886,792	32.4	9,157,939	34.4
The Sears Tower, Suite 9500
233 South Wacker Drive
Chicago, IL 60606

InnoCal II, L.P.(4)	7,000,000	11.9	—	—	7,000,000	26.3
600 Anton Blvd, Suite 1270
Costa Mesa, CA 92626

The Argentum Group(5)	9,944,952	16.1	3,490,566	60.0	2,544,952	9.6
60 Madison Avenue, Suite 701
New York, NY 10010

	Amount and Nature of Beneficial Ownership(1)

			Series A		Series B
			Preferred		Preferred
Beneficial Owner(2)	Common Stock	%	Stock	%	Stock	%

Blue Chip Capital Fund IV Limited Partnership(6)	6,000,000	10.4	—	—	6,000,000	22.5
1100 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Lance C. Jacobs(7)(8)	204,000	*	—	—	—	—

David A. Auerbach(7)(9)	141,156	*	—	—	10,000	—

Stephen P. DeSantis(7)(10)	8,500	*	—	—	—	—

Dave Berg(7)(11)	—	—	—	—	—	—

John E. Josephson(7)(12)	—	—	—	—	—	—
8770 Springflower Drive NW
Pickerington, OH 43147

Donald L. Jans(7)(13)	7,000	*	—	—	—	—
10297 Copper Cloud Drive
Reno, NV 89511

Daniel Raynor(14)(15)	10,261,126	16.5	3,537,736	60.8	2,561,126	9.6
60 Madison Avenue, Suite 701
New York, NY 10010

Todd G. Gardner(16)	6,000,000	10.4	—	—	6,000,000	22.5
1100 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Mark T. Koulogeorge(17)(18)	14,767,814	22.2	2,264,151	38.9	9,967,814	37.4
The Sears Tower, Suite 9500
233 South Wacker Drive Chicago, IL 60606

James (Jay) E. Houlihan III(19)	7,000,000	11.9	—	—	7,000,000	26.3
600 Anton Blvd, Suite 1270
Costa Mesa, CA 92626

All directors and executive officers as a group (10 people)(20)	38,526,752	42.7	5,801,887	99.8	12,538,940	47.0

*	Less than 1% beneficially owned.

(1)	Each beneficial owner’s percentage ownership is determined by assuming that options and other convertible securities that are held by such person and that are exercisable and convertible within 60 days have been exercised or converted.

(2)	Unless otherwise indicated, the address for each of the indicated owners is 17752 Skypark Circle, Suite 160, Irvine, CA 92614

(3)	Includes:

•	Shares held by Environmental & Information Technology Private Equity Fund III, a German civil partnership, consisting of 1,130,945 shares of common stock which may be acquired upon the conversion of Series A and Series B Preferred Stock. Infrastructure and Environmental Private Equity Management, L.L.C. is the general partner of Environmental & Information Technology Private Equity Fund III, First Analysis IEPEF Management Company, III, L.L.C. is the managing member of Infrastructure and Environmental Private Equity Management, L.L.C., First Analysis Corporation is the managing member of First Analysis IEPEF Management Company, III, L.L.C. and Mark T. Koulogeorge is the managing director of First Analysis Corporation. Because of these relationships, Infrastructure and Environmental Private Equity Management, L.L.C., First Analysis IEPEF Management Company, III, L.L.C., First Analysis Corporation and Mark T. Koulogeorge may be deemed beneficial owners of the shares held by Environmental & Information Technology Private Equity Fund III. Mr. Koulogeorge disclaims beneficial ownership to these shares.

•	Shares held by Infrastructure & Environmental Private Equity Fund, III L.P., consisting of 4,523,779 shares of common stock, which may be acquired upon the conversion of Series A and Series B Preferred Stock. Infrastructure and Environmental Private Equity Management, L.L.C. is the general partner of Infrastructure & Environmental Private Equity Fund III, L.P., First Analysis IEPEF Management Company, III, L.L.C. is the managing member of Infrastructure and Environmental Private Equity Management, L.L.C., First Analysis Corporation is the managing member of First Analysis IEPEF Management Company, III, L.L.C. and Mark T. Koulogeorge is the managing director of First Analysis Corporation. Because of these relationships, Infrastructure and Environmental Private Equity Management, L.L.C., First Analysis IEPEF Management Company, III, L.L.C., First Analysis Corporation and Mark T. Koulogeorge may be deemed beneficial owners of the shares held by Infrastructure & Environmental Private Equity Fund III, L.P. Mr. Koulogeorge disclaims beneficial ownership to these shares.

•	Shares held by Productivity Fund IV, L.P., consisting of 7,444,150 shares of common stock, which may be acquired upon the conversion of Series B Preferred Stock. First Analysis Management Company IV L.L.C. is the general partner of Productivity Fund IV, L.P., First Analysis Venture Operations and Research, L.L.C. is the managing member of First Analysis Management Company IV L.L.C. and Mr. Koulogeorge is the managing director of First Analysis Venture Operations and Research, L.L.C. Because of these relationships, First Analysis Management Company IV L.L.C., First Analysis Venture Operations and Research, L.L.C. and Mr. Koulogeorge may be deemed beneficial owners of the shares held by Productivity Fund IV, L.P. Mr. Koulogeorge disclaims beneficial ownership to these shares.

•	Shares held by Productivity Fund IV Advisors Fund, L.P., consisting of 286,154 shares of common stock, which may be acquired upon the conversion of Series B Preferred Stock. First Analysis Management Company IV L.L.C. is the general partner of Productivity Fund IV Advisors Fund, L.P., First Analysis Venture Operations and Research, L.L.C. is the managing member of First Analysis Management Company IV L.L.C. and Mr. Koulogeorge is the managing director of First Analysis Venture Operations and Research, L.L.C. Because of these relationships, First Analysis Management Company IV L.L.C., First Analysis Venture Operations and Research, L.L.C. and Mr. Koulogeorge may be deemed beneficial owners of the shares held by Productivity Fund IV Advisors Fund, L.P. Mr. Koulogeorge disclaims beneficial ownership to these shares.

(4)	Includes 7,000,000 shares of common stock, which may be acquired by InnoCal II, L.P. upon the conversion of Series B Preferred Stock. InnoCal Management II, L.P. is the general partner of InnoCal II, L.P. and Mr. Houlihan is the managing director of InnoCal Management II, L.P. Because of these relationships, InnoCal Management II, L.P. and Mr. Houlihan may be deemed beneficial owners of the shares held by InnoCal II, L.P. Mr. Houlihan disclaims beneficial ownership to these shares.

(5)	Includes:

•	Shares held by Argentum Capital Partners II, L.P., consisting of 7,299,358 shares of common stock, which may be acquired upon the conversion of Series A and Series B Preferred Stock. Argentum Partners II, L.L.C. is the general partner of Argentum Capital Partners II, L.P., Argentum Investments, L.L.C. is the managing member of Argentum Partners II, L.L.C. and Mr. Raynor is the managing member of Argentum Investments, L.L.C. Because of these relationships, Argentum Partners II, L.L.C., Argentum Investments, L.L.C. and Mr. Raynor may be deemed beneficial owners of the shares held by Argentum Capital Partners II, L.P. Mr. Raynor disclaims beneficial ownership to these shares.

•	Shares held by Argentum Capital Partners, L.P., consisting of 1,359,802 shares of common stock, which may be acquired upon the conversion of Series A and Series B Preferred Stock. B.R. Associates, Inc. is the general partner of Argentum Capital Partners, L.P. and Mr. Raynor is the chairman of B.R. Associates, Inc. Because of these relationships, B.R. Associates, Inc. and Mr. Raynor may be deemed beneficial owners of the shares held by Argentum Capital Partners, L.P. Mr. Raynor disclaims beneficial ownership to these shares.

•	Shares held by TCI ACPII Limited Partners L.P., consisting of 1,705,905 shares of common stock, which may be acquired upon the conversion of Series A and Series B Preferred Stock. Argentum Investments, L.L.C. is the managing member of TCI ACPII Limited Partners, L.P. and Mr. Raynor is the managing member of Argentum Investments, L.L.C. Because of these relationships, Argentum Investments, L.L.C. and Mr. Raynor may be deemed beneficial owners of the shares held by TCI ACPII Limited Partners, L.P. Mr. Raynor disclaims beneficial ownership to these shares.

(6)	Includes 6,000,000 shares of common stock, which may be acquired by Blue Chip Capital Fund IV L.P. upon the conversion of Series B Preferred Stock. Blue Chip Venture Company, Ltd. is the general partner of Blue Chip Capital Fund IV, L.P. and Mr. Gardner is a director of Blue Chip Venture Company, Ltd. Because of these relationships, Blue Chip Venture Company, Ltd. and Mr. Gardner may be deemed beneficial owners of the shares held by Blue Chip Capital Fund IV, L.P. Mr. Gardner disclaims beneficial ownership to these shares.

(7)	We currently have a stock option exchange program (the “Exchange Program”) in place whereby, as of December 10, 2001, a significant number of employees and directors have tendered select option grants and those option grants have been cancelled by us. We intend to reissue the options on or about June 11, 2002, with an exercise price that will reflect the then, current fair market value of our common stock. In connection with the Exchange Program, options to purchase 1,680,828 shares have been tendered by our directors and executive officers.

(8)	Does not include options to purchase 522,900 shares of common stock which have been cancelled in connection with the Exchange Program.

(9)	Represents 2,000 shares of common stock and 10,000 shares of common stock which may be acquired by Mr. Auerbach upon the conversion of Series B Preferred Stock and 129,156 shares of common stock which may be acquired upon the exercise of options which may be exercised within 60 days of April 1, 2002. Does not include options to purchase 310,800 shares of common stock which have been cancelled in connection with the Exchange Program.

(10)	Represents 500 shares of common stock owned as of April 1, 2002 and 8,000 shares which may be acquired upon the exercise of options which may be exercised within 60 days of April 1, 2002. Does not include options to purchase 293,000 shares which have been cancelled in connection with the Exchange Program.

(11)	Does not include options to purchase 321,800 shares of common stock which have been cancelled in connection with the Exchange Program.

(12)	Does not include options to purchase 62,156 shares of common stock which have been cancelled in connection with the Exchange Program.

(13)	Does not include options to purchase 64,980 shares of common stock which have been cancelled in connection with the Exchange Program.

(14)	Includes shares described in Note (5) above. Mr. Raynor is (i) the managing member of Argentum Investments, L.L.C., which is the managing member of Argentum Partners II, L.L.C., which is the general partner of Argentum Capital Partners II, L.P., (ii) the chairman of B.R. Associates, Inc., which is the general partner of Argentum Capital Partners, L.P., and (iii) the managing member of Argentum Investments, L.L.C., which is the general partner of TCI ACPII Limited Partners, L.P. As a result of these relationships Mr. Raynor may be deemed to have beneficial ownership over the shares held by these entities. Mr. Raynor disclaims such beneficial ownership.

Includes 121,851 shares of common stock, which may be acquired by Guarantee & Trust Co., TTEE Daniel Raynor GTC IRA upon the conversion of Series A and Series B Preferred Stock.

In addition, Mr. Raynor is a managing member of a minority member of a limited liability company that serves as the general partner of Infrastructure & Environmental Private Equity Fund, III, L.P., and a partner in Environmental & Information Technology Private Equity Fund III. Shares held by these entities are not included and Mr. Raynor disclaims beneficial ownership over the shares held by these entities.

(15)	Does not include options to purchase 6,000 shares of common stock which have been cancelled in connection with the Exchange Program.

(16)	Includes shares described in Note (6) above. Mr. Gardner, is a director of Blue Chip Capital Venture Company Ltd., the general partner of Blue Chip Capital Fund, IV L.P. As a result of his position, Mr. Gardner may be deemed to have beneficial ownership over the shares held by Blue Chip Capital Fund IV L.P. Mr. Gardner disclaims such beneficial ownership.

(17)	Includes shares described in Note (3) above. Mr. Koulogeorge, is (i) the managing director of First Analysis Corporation, which is a member of First Analysis IEPEF Management Company, III, L.L.C., which is a member of Infrastructure and Environmental Private Equity Management, L.L.C., which is the general partner of Infrastructure and Environmental Private Equity Fund III, L.P. and Environmental & Information Technology Private Equity Fund III; and (ii) the managing director of First Analysis Venture Operations and Research L.L.C., which is the managing member of First Analysis Management Company IV L.L.C., which is the general partner of Productivity Fund IV, L.P. and Productivity Fund IV Advisors Fund, L.P. As a result of these relationships, Mr. Koulogeorge may be deemed to have beneficial ownership over the shares held by these entities. Mr. Koulogeorge disclaims such beneficial ownership. Includes 1,655,293 shares, which may be acquired directly by Mr. Koulogeorge upon the conversion of Series A and Series B Preferred Stock.

(18)	Does not include options to purchase 24,004 shares of common stock which have been cancelled in connection with the Exchange Program.

(19)	Includes shares described in Note (4) above. Mr. Houlihan, is a managing director of InnoCal Management II, L.P., the general partner of InnoCal II, L.P. As a result of his position, Mr. Houlihan may be deemed to have beneficial ownership of the shares held by InnoCal II, L.P. Mr. Houlihan disclaims such beneficial ownership.

(20)	Includes 144,156 shares of common stock, which may be acquired upon the exercise of options exercisable within 60 days of April 1, 2002; 38,537,237 shares of common stock which may be acquired upon the conversion of Series A and Series B Preferred Stock.

Item 5.	Directors and Executive Officers, Promoters and Control Persons.

Name	Age	Position

Executive Officers:
Lance C. Jacobs(3)	45	Chairman of the Board, President and Chief Executive Officer
David A. Auerbach(3)(4)	59	Chief Operating Officer and Executive Vice President
David Berg	42	Chief Technical Officer and Senior Vice President
Stephen P. DeSantis	40	Chief Financial Officer and Corporate Secretary
Board of Directors:
Jay Houlihan(1)(2)(3)	45	Director
Todd G. Gardner(1)	36	Director
Donald L. Jans(3)	67	Director
John E. Josephson(1)(2)	54	Director
Mark T. Koulogeorge(2)(3)	40	Director
Daniel Raynor	42	Director

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Marketing Committee

(4)	Mr. Auerbach’s duties as an officer and employee terminate effective June 30, 2002.

Executive Officers

      Lance C. Jacobs, Chairman of the Board, President and Chief Executive Officer. Mr. Jacobs joined our Board of Directors in December 1995 and has served as Chairman and CEO since 1996. He oversees our corporate strategic direction and is involved in key operational activities. Mr. Jacobs has over 20 years experience in the retail industry. Prior to joining us, Mr. Jacobs was President of a software and consulting firm serving the retail industry. Mr. Jacobs started his career with The Kroger Co., the largest US food retailer, where he was involved in a variety of disciplines within the Corporate Finance and Corporate Operations departments.

      Mr. Jacobs earned a BA in Business Administration from the University of South Florida, and earned a Masters of Business Administration in Finance from the University of Cincinnati.

      David A. Auerbach, Chief Operating Officer and Executive Vice President. Mr. Auerbach joined us in 1992. Mr. Auerbach has over 30 years of experience with technology-based companies in sales, marketing and general management. In his role of Chief Operating Officer, he has overall responsibility for our day-to-day operations and is directly responsible for managing the sales and marketing area. Prior to joining us, he was Senior Vice President, Sales and Marketing with Scantron Corporation from 1984 to 1992. From 1966 to 1984, he was with Xerox Corporation, where he held various sales and marketing management positions including Region Sales Product Manager, Branch Manager in Los Angeles and Region Sales Program Manager, Western Region.

      Mr. Auerbach earned a Bachelor of Science degree in Marketing from California State University Long Beach.

      Mr. Auerbach’s duties as an officer and employee terminate effective June 30, 2002.

      David Berg, Chief Technical Officer and Senior Vice President. Mr. Berg joined us in 1996. From 1992 to 1996, Mr. Berg was with Borland International, where he was Senior Software Engineer II and Project Leader. Mr. Berg has worked extensively with C, C++, Delphi, Object PAL and Assembly with his latest project being Paradox Windows 7.0+. From 1988 to 1992, he was President and founder of a 14-person software development, consulting and training firm located in Southern California. Mr. Berg also spent seven years as a programmer at Lucky Stores and Santa Fe Pacific Pipelines.

      Mr. Berg earned a Bachelor of Science degree in Information and Computer Science from the University of California, Irvine.

      Stephen P. DeSantis, Chief Financial Officer and Corporate Secretary. Mr. DeSantis has over 17 years of financial management experience in both the private and public sectors. In his role as our Chief Financial Officer/Corporate Secretary, he is responsible for corporate governance issues, SEC compliance, business planning, corporate strategic communications, and securing financing for the Company. Mr. DeSantis also manages the investor relations, finance, accounting, IT and human resource departments. He began his career in 1985 with Coopers & Lybrand, LLP, in Los Angeles. From 1989 to 1993 he held the position of Corporate Controller at Cassette Productions Unlimited, Inc. From 1993 to 1995 he held the position of Controller for TCI.

      Mr. DeSantis earned a Bachelor of Arts degree from the University of Southern California and is a certified public accountant. Additionally, Mr. DeSantis earned a Masters of Business Administration in Finance and Operations Management from the University of Southern California.

Directors

      Jay Houlihan, Director. Mr. Houlihan joined the Board of Directors in 2001. Mr. Houlihan has served as General Partner and Managing Director with InnoCal Venture Capital since 1994. Mr. Houlihan is an experienced investor and venture capital manager working with early stage technology companies in the areas of information technology, Internet applications, and health care information systems. Mr. Houlihan is currently a Director of LifeMasters Supported SelfCare, Maret Corporation and Accruent. Prior to joining InnoCal, Mr. Houlihan spent nine years with Boston Capital Ventures (BCV), an early stage venture capital partnership based in Boston. At BCV, he served on the Board of Directors of six portfolio companies in the areas of software, health care and information technology.

      Mr. Houlihan received a BA in Political Science from Middlebury College and an MBA from the Boston University School of Management.

      Todd G. Gardner, Director. Mr. Gardner joined the Board of Directors in 2002. Mr. Gardner has served as Director with Blue Chip Venture Company since 1996 where he leads the firm’s retail systems investment practice. Prior to joining Blue Chip, Mr. Gardner spent four years at Deloitte & Touche LLP Consulting in Chicago, where he focused on deploying information technology systems and developing performance measurement systems. Prior to Deloitte, Mr. Gardner spent four years with PNC Bank as a commercial lender. Mr. Gardner is an experienced investor and venture capital manager working with early stage technology companies. Mr. Gardner is currently a director of Atomic Dog, Feature Foods, Jay Industrial Technologies Group, Knowlagent, SimonDelivers and Spotlight Solutions.

      Mr. Gardner received a BA, Cum Laude, from DePauw University in 1987 and a MBA, Cum Laude, from Indiana University in 1993.

      Donald L. Jans, Director. Mr. Jans joined the Board of Directors in 1995. Mr. Jans is currently the President of Customer Focus Consulting, Inc. Mr. Jans held the position of Senior Vice President and General Manager of Relay Divisions Asea-Brown Boveri Power T&D Co., Inc. and Westinghouse Electric Corporation from 1986 to 1993. He had full strategic and operations responsibility for the divisions’ various locations and was involved in strategies and sales in markets throughout the world. From 1974 to 1986, he held top-level marketing and general management positions within various divisions of Westinghouse.

      Mr. Jans earned a Bachelor of Science Degree, Electrical Engineering, from Gonzaga University and completed the Advanced Management Program at the Harvard University Graduate School of Business Administration, has a certificate in Business Management from the University of Utah.

      John E. Josephson, Director. Mr. Josephson joined the Board of Directors in 1996. Mr. Josephson is an independent business consultant. He has considerable senior executive experience in the retail grocery industry. From 1989 to 1995, he was President and Chief Executive Officer of Big Bear Stores/ Penn Traffic Company. From 1983 to 1989, he served as Senior Vice President of Finance & Chief Financial Officer of P&C Foods/ Penn Traffic Company. From 1964 to 1983, he was with The Kroger Company, where he rose to division Controller.

      Mr. Josephson earned a Bachelor of Business Administration from Ohio University.

      Mark T. Koulogeorge, Director. Mr. Koulogeorge has been a member of our Board of Directors since 1999. He has served as a Managing Director of First Analysis Venture Capital investment firm since 1994 where he leads the firm’s Internet and e-commerce investment practice. Prior to joining First Analysis in 1994, Mr. Koulogeorge was an executive officer and Vice President of Eagle Industries, Inc., a diversified manufacturer from 1991 through 1994. Mr. Koulogeorge is a director of GreatFood, Inc.

      Mr. Koulogeorge holds an M.B.A. degree from Stanford University and a B.A. degree in Economics from Dartmouth College.

      Daniel Raynor, Director. Mr. Raynor has been a Director since 2001. Mr. Raynor is a managing partner of The Argentum Group, a private equity firm, a position he has held since 1987. Mr. Raynor serves on the Board of Directors of NuCo2, Inc., and COMFORCE Corporation, all of which are reporting companies under the Securities Exchange Act of 1934. In addition, Mr. Raynor serves on the Board of several privately-held technology and business service companies, including two application software companies.

      Mr. Raynor earned a Bachelors of Science in economics from The Wharton School, University of Pennsylvania.

     Directors Who Resigned

      David A. Auerbach and Alfred Morris resigned from our Board of Directors in December of 2001 in order to accommodate the Director positions associated with our fund raising efforts in the later part of 2001 and the first quarter of 2002.

      Mr. Auerbach’s duties as an officer and employee terminate effective June 30, 2002.

Item 6.     Executive Compensation

      The following table sets forth information concerning the annual and long-term compensation paid by us for services rendered in all capacities during the fiscal years ended December 31, 2001, 2000 and 1999, for those persons who served as (i) chief executive officer and each of our remaining three executive officers. We refer to these individuals as our “named executive officers.”

Summary Compensation Table

				Long-Term
		Annual		Compensation
		Compensation
				Securities
		Salary	Bonus	Underlying	All Other
Name and Principal Position	Year	($)	($)	Options(#)(1)	Compensation(2)

Lance C. Jacobs	2001	217,289	51,322	—	4,175
Chairman, President and	2000	201,920	—	—	4,175
Chief Executive Officer	1999	165,592	21,942	237,500	1,675
David A. Auerbach(3)	2001	171,021	33,045	—	3,953
Chief Operating Officer and	2000	162,241	—	—	4,035
Executive Vice President	1999	151,270	19,936	212,500	2,505
David Berg	2001	151,980	29,779	—	2,500
Chief Technical Officer and	2000	143,420	—	—	2,500
Senior Vice President	1999	128,225	17,275	175,000	—
Stephen P. DeSantis	2001	153,156	29,611	—	2,220
Chief Financial Officer and	2000	139,787	—	—	2,245
Corporate Secretary	1999	121,904	17,381	175,000	1,432

(1)	The amounts shown in this column represent stock options granted pursuant to our 1993 Equity Incentive Plan. All options, with the exception of David Auerbach’s 129,156 options and Stephen DeSantis’s 8,000 options here listed have been cancelled under the Exchange Program. Reissuance of these options is anticipated on or about June 11, 2002 at exercise prices equal to the fair market value of the underlying common stock on the date of reissuance.

(2)	Consists of our contributions to each named executive officer’s 401(k) plan and term-life insurance plan.

(3)	Mr. Auerbach’s duties as an officer and employee terminate effective June 30, 2002.

      In addition to the foregoing, we provide the following additional benefits: (i) medical and dental coverage for all employees (a small contribution is required by each employee); and (ii) a term life insurance coverage for all employees equal to the employee’s basic compensation up to a maximum of $50,000.

     Option Grants

      We have not granted options to our executive officers since 1999.

     Options Exercised

      Our named executives did not exercise any stock options during the fiscal year ended December 31, 2001. The following table sets forth the number of and value of the named executive officers’ unexercised options at year-end based upon a fair market value of $0.25 per share. We determined the fair market value in good faith as of December 31, 2001. The value of unexercised in-the-money options at December 31, 2001 represents an amount equal to the difference between the fair market value of the common stock and the option exercise price, multiplied by the number of unexercised in-the-money options.

Number of
	Securities Underlying		Value of Unexercised
	Unexercised Options		In-The-Money Options
	at December 31, 2001		at December 31, 2001

Name(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Lance C. Jacobs(2)	—	—	—	—
David A. Auerbach(3)	129,156	—	$6,458	—
Stephen P. DeSantis(4)	8,000	—	$400	—
David Berg(5)	—	—	—	—

(1)	Under the Exchange Program, a significant number of employees and directors have tendered select option grants and those option grants have been cancelled by us. We intend to reissue the options, with an exercise price that will reflect the then, current fair market value of our common stock, on June 11, 2002. In connection with the Exchange Program, options to purchase 1,680,828 shares of common stock have been tendered by our directors and executive officers and have been cancelled and are subject to reissuance on June 11, 2002.

(2)	Does not include options to purchase 522,900 shares of common stock which have been cancelled in connection with the Exchange Program.

(3)	Does not include options to purchase 310,800 shares of common stock which have been cancelled in connection with the Exchange Program.

(5)	Does not include options to purchase 293,000 shares of common stock which have been cancelled in connection with the Exchange Program.

(6)	Does not include options to purchase 321,800 shares of common stock which have been cancelled in connection with the Exchange Program.

     Employment Agreements

      We have entered into Employment Agreements with Lance C. Jacobs, Chief Executive Officer; David A. Auerbach, Chief Operating Officer; Stephen P. DeSantis, Chief Financial Officer and David Berg, our Chief Technology Officer. The agreements provide for an annual base salary with annual increases and provide for a management bonus plan as established by our Compensation Committee. The agreements take effect on the employee’s date of hire and renew annually. The agreements also provide for guaranteed severance payments upon termination or change in control unless the employee was terminated for a felony, fraud or material breach of duty. The agreements further contain confidentiality, proprietary rights and dispute resolution provisions.

      Mr. Auerbach’s duties as an officer and employee terminate effective June 30, 2002.

     Directors Compensation

      Non-employee directors earn an option to purchase 1,000 shares of our common stock for each board meeting attended. Directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with business relating to us. Pursuant to our 1993 Non-Employee Directors’ Stock Option Plan and 2001 Non-Employee Directors’ Stock Option Plan, (collectively the “Directors’ Plans”) each non-employee director receives upon the date of initial election to the Board of Directors an option to purchase 10,000 shares of our common stock. On the date immediately following our annual stockholders meeting of each year, each non-employee director who has been a non-employee director for at least three months prior to such date, receives an additional option to purchase 5,000 shares of our common stock. All options granted under the Directors’ Plans are 100% vested on the date of grant. Exercise prices for each option granted are equal to the fair market value of our common stock on the date of granted.

     Board Committees

      Our Board of Directors currently has three standing committees: an Audit Committee, a Compensation Committee and a Marketing Committee.

      Audit Committee — The board has established an Audit Committee. Annually, the board establishes the committee members. During 2000 and 2001 the committee consisted of John E. Josephson (Chairman), Dan Raynor and Al Morris. In 2002, our board elected John E. Josephson (Chairman), Jay Houlihan and Todd G. Gardner to the Audit Committee. Each of the members of the Audit Committee qualifies as an “independent” director. The Audit Committee has the following responsibilities:

•	make such examinations as are necessary to monitor our corporate financial reporting and the internal and external audits;

•	provide to the board, the results of it’s examinations and recommendations derived from such examinations;

•	outline for the board, improvements made, or to be made in internal accounting controls;

•	nominate independent auditors; and

•	provide additional information and materials as it may deem necessary to make the board aware of significant financial matters that require board attention.

      Compensation Committee — Annually the board establishes the committee members of the Compensation Committee. In 2000 and 2001 the committee consisted of Donald L. Jans (Chairman), John E. Josephson, Mark T. Koulogeorge and Al Morris. In 2002, our board elected Jay Houlihan (Chairman), John E. Josephson and Mark T. Koulogeorge to steer this committee. The Compensation Committee has the following responsibilities:

•	review our executive compensation policy;

•	administers our stock purchase and stock option plans; and

•	makes recommendations to the board regarding such matters.

      Prior to establishing the compensation committee, all compensation decisions were made by the Board of Directors. No interlocking relationship exists between our Board of Directors or compensation committee and the Board of Directors or compensation committee or any other company, nor has any such interlocking relationship existed in the past.

      Marketing Committee — In 2002, we established a Marketing Committee. Mark T. Koulogeorge (Chairman), Donald L. Jans, Lance C. Jacobs and Jay Houlihan were elected as Marketing Committee members. The Marketing Committee has the following responsibilities:

•	actively participate in the search for a VP of Marketing and VP of Services;

•	focus on our positioning within our target markets;

•	developing a marketing process that will enhance our existing value proposition.

     Stock Option Plans

      Our equity incentive program is comprised of two separate plans, each with two separate elements. The first plan is our 1993 Equity Incentive Plan and consists of the following elements: (1) the 1993 Equity Incentive Plan and (2) the 1993 Non-employee/Directors Stock Option Plan (collectively, the “1993 Plans”). The second plan, arising with our re-incorporation in Delaware in 2001, is the 2001 Equity Incentive Plan and consists of the following elements: (1) the 2001 Equity Incentive Plan and (2) the 2001 Non-employee/Directors Stock Option Plan (collectively, the “2001 Plans” and together with the 1993 Plans, the “Plans”). The purpose of our Plans is to provide our employees, directors and consultants an opportunity to benefit from increases in the value of our stock through (i) incentive stock options, (ii) non-statutory stock options, (iii) stock bonuses, (iv) rights to purchase restricted stock, and (v) stock appreciation rights. The Plans were adopted by the Board of Directors, and approved by shareholders. Stock options may also be granted by the Board of Directors outside the Plans. Offerees may obtain copies of the Plans from us upon request.

      We have granted options to purchase an aggregate of 3,769,624 shares of our common stock to our employees and directors under the Plans.

      On November 12, 2001, we presented the Exchange Program to our employees and directors. On December 10, 2001, we cancelled, stock options representing an aggregate of 3,126,877 shares of our common stock pursuant to the Exchange Program. Pursuant to the Exchange Program, we plan on issuing to optionees which tendered their options new replacement options representing an aggregate of 3,126,877 shares of our common stock on or about June 11, 2002 at exercise prices representing the fair market value of our common stock at that time.

     401(k) Plan

      Our employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. Under the terms of our 401(k) plan, we match dollar for dollar every dollar an employee contributes up to $250 dollars. For every dollar an employee contributes over $250 dollars, we will match that dollar with $0.25 cents up to 6% of each employee base salary, not to exceed $2,500 dollars a year. Participants are immediately 100% vested in their contributions and the amounts matched by us.

Item 7.     Certain Relationships and Related Transactions

     Series A Preferred Stock

      In connection with our private placement financing in 1999 with certain institutional investors, we sold shares of Series A Preferred Stock to the following members of our Board of Directors and beneficial owners at $1.06 per share in the amounts stated:

5% Stockholders	Shares(1)

Argentum Capital Partners II L.P.	5,000,000
Argentum Capital Partners L.P.	1,000,000
TCI ACPII Limited Partners L.P.	1,400,000
Infrastructure & Environmental Private Equity Fund, III L.P.	3,200,000
Environmental & Information Technology Private Equity Fund III, a German civil Partnership	800,000

Directors

Mark T. Koulogeorge	800,000
Guarantee & Trust Co., TTEE Daniel Raynor GTC IRA	100,000

(1)	Share figures represent shares of common stock issuable upon conversion of the shares of Series A Preferred Stock pursuant to the Series A Preferred Stock’s anti-dilutive rights. Each share of outstanding Series A Preferred Stock is convertible into 2.12 shares of common stock.

     Series B Preferred Stock

      In connection with the private placement of Series B Preferred Stock that occurred in stages from December 2001 through April 2002, we sold shares of Series B Preferred Stock to the following members of our Board of Directors and beneficial owners at $0.50 per share in the amounts stated:

5% Stockholders	Shares

InnoCal II, L.P.	7,000,000
Argentum Capital Partners II L.P.	2,015,498
Argentum Capital Partners L.P.	303,030
TCI ACPII Limited Partners L.P.	226,424
Productivity Fund IV, L.P.	7,444,150
Productivity Fund IV Advisors Fund, L.P.	286,154
Infrastructure & Environmental Private Equity Fund, III L.P.	1,142,108
Environmental & Information Technology Private Equity Fund III, a German civil Partnership	285,527

Directors

Mark T. Koulogeorge	809,875
Guarantee & Trust Co., TTEE Daniel Raynor GTC IRA	16,174

     Other Related Parties

      John E. Josephson, a member of our Board of Directors also serves our customers as an independent consultant for our services department. In 2001, we paid him $11,803 for services he provided as a consultant for our organization.

      Deborah Berg, the wife our Chief Technical Officer, David Berg, has been an employee of ours since May 6, 1997. The couple married on May 10, 2000. In 2001, we paid her $68,015 for her services as a manager within our Sales Support department. Mrs. Berg has no direct or indirect reporting relationship to David Berg.

Item 8.     Description of Securities

      As of April 1, 2002, our authorized capital stock consists of 97,081,139 shares, 64,281,818 shares of which are common stock, par value $0.001 per share, and 32,799,321 shares of preferred stock, par value $0.001 per share. 6,146,227 shares of preferred stock constitute Series A Preferred Stock and 26,653,094 shares of preferred stock constitute Series B Preferred Stock.

     Common Stock

      As of April 1, 2002, there were 12,721,963 shares of common stock outstanding that were held by 984 record holders, constituting approximately 1,334 stockholders.

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or our winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

      Pursuant to our Bylaws, holders of our common stock may not sell, assign, pledge, or in any manner transfer any shares or any right or interest therein, whether voluntarily or by operation of law, of by gift or otherwise, except under certain circumstances, such as the transfer to a holder’s immediate family or to any custodian or trustee for the account of such holder or their immediate family. Any proposed sale or transfer of shares of common stock are subject to a right of first refusal in our favor which provides us with thirty days following receipt of notice of the proposed sale or transfer to purchase the shares proposed to be sold or transferred. If the right of first refusal is not exercised, the holder may within sixty days thereafter consummate the proposed sale or transfer. These restrictions on transfer and right of first refusal do not apply to any shares of common stock into which shares of our preferred stock have been converted.

     Preferred Stock

      As of April 1, 2002 there were 5,816,038 shares of Series A Preferred Stock outstanding held of record by 8 holders, and 26,653,094 shares of Series B Preferred Stock held of record by 9 institutional investors and 42 participating existing holders of common stock. The following discussion summarizes the rights, privileges, and preferences of the preferred stock.

     Dividends

      The Series B Preferred Stock, together with the Series A Preferred Stock are entitled to receive cumulative dividends at a rate of 8% of the original issuance price per annum, prior to the declaration of any dividend of the common stock or upon our Liquidation Event (as such term is defined below) (the “Preferred Dividend”). In addition to the cumulative dividends, holders of Series A Preferred Stock are entitled to receive an additional dividend of $.06033 per share payable in authorized but unissued shares of Series A Preferred Stock valued at the original issuance price (the “Series A PIK Dividend”). As a result, we have reserved a total of 330,189 shares of Series A Preferred Stock to be issued upon payment of the Series A PIK Dividend. The Preferred Dividend and the Series A PIK Dividend shall be payable, whether or not declared by the Board of Directors, upon the effective date of a Liquidation Event (defined below). The Series A PIK Dividend shall also be payable upon the mandatory or voluntary conversion of all outstanding shares of Series A and Series B Preferred Stock to common stock.

     Liquidation Preference

      Upon a Liquidation Event, the holders of the Series B Preferred Stock, together with the Series A Preferred Stock, are entitled to receive in preference to the holders of the common stock an amount per share equal to their original issuance price. In addition, holders of the Series B Preferred Stock are entitled to receive, in preference to holders of the Series A Preferred Stock and the common stock, an amount equal to all accrued but unpaid dividends on the Series B Preferred Stock. Holders of the Series A Preferred Stock then receive their accrued and unpaid dividends. After the preferences of the Series A Preferred Stock and Series B Preferred Stock have been satisfied, both the Series A Preferred Stock and the Series B Preferred Stock participate in liquidating distributions with the common stock on an as-converted to common stock basis.

      A Liquidation Event is defined as our (i) voluntary or involuntary liquidation, dissolution or winding up, (ii) a merger, consolidation or sale of voting control in which our stockholders, immediately prior to the merger, consolidation or sale do not own a majority of the outstanding shares of the surviving corporation or (iii) the sale or lease of substantially all of our assets, technology or intellectual property.

      Holders of preferred stock may under certain circumstances cause the occurrence of a Liquidation Event under the stockholder agreement, as amended, between us and certain holders of preferred stock. The stockholders agreement provides that if on or after the fifth anniversary of the first issuance date of the Series B Preferred Stock the preferred stockholders by a vote of the Required Preferred Percentage approve the sale of all or substantially all of our assets or all of our capital stock, then the other stockholders who are parties to the stockholders agreement will vote their shares in favor of and participate in such sale. A merger, consolidation or change in control of our voting common stock would require our liquidation. The Required Preferred Percentage shall mean the vote or written consent of at least fifty-eight percent (58%) of the preferred stock voting together as a single class on an as converted to common stock basis which must include the vote or written consent of the preferred stock held by InnoCal II, L.P. (“InnoCal”) or Blue Chip Capital Fund IV Limited Partnership (“Blue Chip”), or their successors or assigns, as long as InnoCal or Blue Chip, or their successors or assigns individually or in the aggregate hold at least 25% of the outstanding preferred stock on an as converted to common stock basis.

     Conversion and Antidilution Rights

      The holders of the Series A Preferred Stock and the Series B Preferred Stock shall have the right to convert their shares into shares of common stock at the option of the holder at any time. In the event of (i) an initial public offering resulting in gross proceeds of $20 million or more, or (ii) upon the written consent of the Required Preferred Percentage, the Series A and B Preferred Stock will be automatically converted into shares of common stock without any action of the holder.

      Both the Series A Preferred Stock and the Series B Preferred Stock are entitled to “full-ratchet” antidilution rights. Such rights reduce the conversion price of the preferred stock in the event of our subsequent issuances of securities at prices that are less than the then applicable conversion price (currently $0.50 per share). Under “full-ratchet” antidilution, the conversion price of the preferred stock is reduced to the price at which the dilutive securities are issued. A reduction in the conversion price will result in an increase in the number of shares of common stock that can be issued upon conversion and a corresponding increase to the number of votes to which the Series A and Series B Preferred Stock shall be entitled (as voting rights for the Series A and Series B Preferred Stock are determined on an as-converted to common stock basis). As a result of the “full-ratchet” antidilution rights previously afforded to the Series A Preferred Stock, the issuance to the Preferred Investors of the Series B Preferred Stock resulted in an adjustment to the applicable conversion ratio of the Series A Preferred Stock, resulting in the number of shares of common stock into which Series A Preferred Stock are convertible to increase from 5,816,038 to 12,330,000 shares. Additionally, if 330,189 shares of Series A Preferred Stock are issued as a result of the Series A PIK Dividend, holders of Series A Preferred Stock will be entitled to convert the shares received in the Series A PIK Dividend into 700,000 shares of our common stock.

      Certain exceptions exist to these antidilution provisions that permit us to issue securities below the applicable conversion price of the Series A Preferred Stock or Series B Preferred Stock. These exceptions include, among others, (i) the issuance of restricted stock or stock options granted to officers, directors, employees or consultants as approved by our Board of Directors pursuant to a stock option or equity incentive plan, or (ii) stock or stock options issued in connection with equipment lease financing arrangements, credit agreements, debt financings or other commercial transactions approved by the Board of Directors, including a majority of the directors appointed by the holders of the preferred stock and the Required Preferred Percentage (as defined below).

     Redemption.

      There are no redemption or sinking fund provisions available to the preferred stock. Redemption rights previously provided to the Series A and Series B Preferred Stock in previous versions of our certificate of incorporation were eliminated in our Fourth Amended and Restated Certificate of Incorporation (the “Restated Certificate”). In addition, holders of Series A and Series B Preferred Stock as of December 31, 2001 expressly waived their redemption rights effective as of the date their shares preferred stock were first issued.

     Preemptive Rights

      Pursuant to the Amended and Restated Stockholders Agreement, as amended, between us and holders of our preferred stock, each holder of our preferred stock has pre-emptive rights with respect to any securities issued by us, except under certain circumstances. Such rights afford each holder a right to purchase all or any part of his or its pro rata share of the securities being issued by us. These preemptive rights do not apply to issuances of (i) shares issued in connection with any stock split, stock dividend or recapitalization; (ii) shares of restricted stock or stock options granted to officers, directors, employees, advisors or consultants as approved by our Board of Directors (which approval must include the affirmative vote of a majority of the directors appointed by holders of preferred stock); (iii) shares issued upon conversion of or as a dividend or distribution on the preferred stock, (iv) shares issued upon exercise or conversion of options, warrants or convertible securities outstanding as of December 21, 2001; (v) shares or rights to purchase stock issued in connection with equipment lease financing arrangements, credit agreements, debt financings with commercial lenders or other commercial transactions which are not principally designed for fund raising approved by the board of directors (which approval must include the affirmative vote of a majority of the directors appointed by holders of preferred stock); (vi) shares or rights to purchase stock issued for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination approved by the Board of Directors (which approval must include the affirmative vote of a majority of the directors appointed by holders of preferred stock); (vii) shares sold in the company’s initial public offering of $20 million or more; (viii) shares of Series B Preferred Stock and shares of common stock issued upon conversion of such shares of Series B Preferred Stock, and (ix) shares issued pursuant to the Series A PIK Option.

     Additional Protective Provisions

      A variety of additional protective provisions exist in favor of the preferred stock including the limitation on further issuances of preferred stock having rights senior or equivalent to the preferred stock without obtaining the consent of at least two-thirds of the Series A Preferred Stock (for changes that affect the Series A Preferred Stock) and without obtaining the consent of at least three-fourths of the Series B Preferred Stock (for changes that affect the Series B Preferred Stock). This may affect our ability to seek equity financing in the future unless the terms of such financing are subordinate to the rights, powers, preferences or privileges of the Series A and Series B Preferred Stock.

      The protective provisions also prohibit us, without the prior consent of the holders of the Required Preferred Percentage, from engaging in certain activities including paying any dividends, redeeming any stock, liquidating, or consummating a merger or consolidation, or sale that would be a Liquidation Event, acquiring another company, changing the authorized number of directors, amending or waiving any provision of our Restated Certificate, increasing or decreasing the authorized number of shares of common stock or preferred stock, incurring indebtedness in excess of $3 million unless the affirmative vote of the majority of the directors elected by the preferred stock is obtained, changing our primary business or creating any new class or series of shares having any rights, powers, preferences or privileges superior to or on parity with the Series A or Series B Preferred Stock. These restrictions could significantly reduce our ability to effect a transaction for the benefit of the holders of common stock as holders of preferred stock, and so long as InnoCal and Blue Chip would individually or in the aggregate own 25% of the outstanding preferred stock, together they will have the power to block any proposed transaction in their sole discretion. This may mean that we are unable to consummate a merger or sale or cause a liquidation that otherwise would have been able to consummated by mere approval of the majority of the outstanding shares or by approval of the Board of Directors alone.

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

      There is no market and we presently do not intend to make a market for our common stock.

      During the last two years no dividends were paid on our common stock. We have no present intention to pay any dividends on our common shares in the foreseeable future. Any payment of dividends on the common stock is subject to the rights of Series A and Series B Preferred Stock.

      As of April 1, 2002 there were 984 holders of record, constituting approximately 1,334 stockholders.

      Our Series A and Series B Preferred Stock receive dividends of 8% of their stated value (which is $1.06 and $0.50, respectively). These dividends accrue (whether or not declared by our Board of Directors) and are cumulative from the shares date of issuance. Accrued dividends on the Series A and Series B Preferred Stock become payable upon our sale or liquidation and other circumstances as defined and set forth in our Restated Certificate.

Item 2.	Legal Proceedings: None

Item 3.	Changes in and Disagreements with Accountants: None

Item 4.	Recent Sales of Unregistered Securities

      The following lists of all transactions involving sales of our securities within the past three years. None of the securities listed were sold in a public offering or through or with the assistance of any underwriter or broker-dealer.

     Employee and Director Equity Incentive Plans

      We have granted options to purchase an aggregate of 3,769,624 shares of our common stock to our employees and directors under our 1993 Equity Incentive Plan, 1993 Non-Employee Director’s Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Director’s Stock Option Plan. This number of shares represents the total number of options granted to date since the adoption of such plans. Exercise prices for the options ranged from $0.20 to $2.00 per share. These option grants as well as the shares of common stock issued upon exercise of such options were exempt under Rule 701 of the Securities Act of 1933, as amended (the “Act”).

     Private Placement — Series D Preferred Stock

      On October 22, 1999, we issued in a private placement offering, 5,816,037 shares of Series D Redeemable Convertible Participating Preferred Stock (“Series D Preferred Stock”) and warrants representing 396,783 shares of Common Stock (the “Warrants”) to certain investors for an aggregate price of $6,165,000 in cash. The Warrants, had an exercise price of $1.06 per share and were issued to L.H. Friend, Weinress, Frankson & Presson, Inc. (“L.H. Friend”), our investment banker, as compensation for investment banking services provided to us in connection with the Series D Preferred Stock offering. The offer and sale of the shares and warrants were exempt from the registration requirements of the Act, pursuant to Section 4(2) of the Act. We received written representations from each purchaser of the shares and warrants that such purchaser was an accredited investor, as such term is defined in Rule 501 of Regulation D promulgated under the Act, and that such purchaser was acquiring the securities for investment and for such purchaser’s own account and not with a view to, or for resale in connection with, any distribution thereof. The offer and sale of the shares and warrants were not accomplished by any general solicitation or advertising. Appropriate legends were affixed to all share certificates and warrants issued in this transaction.

     Formation and Reincorporation Merger

      On June 21, 2001, in connection with our reincorporation as a Delaware Corporation, we issued 1,000 shares of Common Stock to our predecessor, TCI Management, Inc., for an aggregate purchase price of $10.00 in cash. The sale of the shares was exempt from registration pursuant to Section 4(2) of the Act. The Common Stock was issued to TCI Management, an accredited investor as defined in Rule 501. The sale of the shares was not accomplished by any general solicitation or advertising. Appropriate legends were affixed to all share certificates issued in this transaction.

      On October 25, 2001, we completed our reincorporation to Delaware by merging with TCI Management. Pursuant to the Agreement and Plan of Merger dated October 12, 2001 between us and TCI Management (the “Merger Agreement”), we issued to the holders of TCI Management’s outstanding Series D Preferred Stock one share of our Series A Preferred Stock for each share of Series D Preferred Stock of held. Pursuant to the Merger Agreement, we also issued to holders of TCI Management’s outstanding common stock one share of our common stock for each share of common stock of TCI Management held. As a result of the merger, we issued an aggregate of 5,816,037 shares of Series A Preferred Stock and 12,721,963 shares of common stock to the stockholders of TCI Management. We relied on Rule 145(a)(2) of the Act in issuing the shares pursuant to the merger. Our sole purpose in entering into the Merger Agreement and issuing the shares was to change TCI Management’s domicile from California to Delaware. Appropriate legends were affixed to all share certificates issued in this transaction.

     Offer to Exchange Outstanding Employee and Director Stock Options

      On November 12, 2001, we presented the Exchange Program to our employees and directors. On December 10, 2001 we cancelled, stock options representing an aggregate of 3,126,877 shares of our common stock pursuant to the Exchange Program. Pursuant to the Exchange Program, we plan on issuing to optionees which tendered their options new replacement options representing an aggregate of 3,126,877 shares of our common stock on or about June 11, 2002 at exercise prices representing the fair market value of our common stock at that time. The offer to exchange was exempt under Rule 701 of the Act.

     Private Placement — Series B Preferred Stock and Other Securities

      From December, 2001 to April, 2002, we issued in a private placement an aggregate of 26,653,094 shares of our Series B Preferred Stock to certain investors for an aggregate price of $13,326,547. The consideration was paid in cash, except for $3,032,470 which was paid by the conversion of principal and accrued interest of convertible bridge notes issued in August and November of 2001 in anticipation of the sale of the Series B Preferred Stock (the “Bridge Notes”). The Bridge Notes accrued interest at a rate of 8% per annum. In consideration for the Bridge Notes, we agreed to provide holders of Series A Preferred Stock with the Series A PIK Dividend described in “Item 8 – Description of Securities,” above. Also in connection with the offering of Series B Preferred Stock, in April, 2002, pursuant to a letter of agreement with L.H. Friend, dated June 12, 2001, we agreed to grant to certain principals of L.H. Friend warrants to purchase 675,757 shares of our common stock as compensation for investment banking services performed by L.H. Friend in the offering. L.H. Friend agreed with us that the Warrants for shares of Common Stock previously granted to L.H. Friend for investment banking services performed in the Series D Preferred Stock offering in October of 1999, described above, would be cancelled in 2002 and replaced six months and one day later with new warrants valued at the then fair market value of our common stock.

      The sale of the Bridge Notes, the Series A PIK Dividend, the Series B Preferred Stock and the New Warrants were exempt from registration under the Act pursuant to Rule 506 of Regulation D. We received written representations from each purchaser that such purchaser was an accredited investors as such term is defined under Rule 501 of Regulation D, and that such purchaser was acquiring the securities for investment and for such purchaser’s own account and not with a view to, or for resale in connection with, any distribution thereof. The sale of the securities was made without any general solicitation or advertising. On February 5, 2002, we filed a notice on Form D with the Securities and Exchange Commission disclosing the initial sale of the Series B Preferred Stock pursuant to Regulation D. An amendment to this notice on Form D was filed in April, 2002 to include the other securities issued and to otherwise update the information disclosed in the previous filing.

     Subsidiary Merger

      In April 2002, we merged our subsidiary Total Control Information, a California limited partnership (the “Partnership”), into us pursuant to an Agreement of Plan of Merger (the “Partnership Merger Agreement”) between the Partnership and us. Immediately prior to the merger, we owned approximately 99.5% of the limited partnership interest and 100% of the general partnership interest of the Partnership, with the remaining interests held by 46 individual limited partners. Pursuant to the Partnership Merger Agreement, we issued to each limited partner (other than to ourselves) one share of common stock for each outstanding limited partnership interest held. An aggregate of 98,200 shares of our common stock having a value of $0.25 per share were issued to the limited partners (excluding us). The issuance of common stock was exempt from registration pursuant to Rule 504 promulgated under the Act. The aggregate value of the shares issued was less than $1,000,000. In April 2002, we filed a notice on Form D with the Securities and Exchange Commission disclosing the issuance of the shares of common stock to the limited partners pursuant to the Partnership Merger Agreement.

     Changes to Rights of Preferred Stock

      In April 2002, our preferred stockholders voted on and approved the Restated Certificate, which changed certain rights of the Series A and Series B Preferred Stock. The changes to the preferred stock and the submission of the Restated Certificate to a vote of the preferred stockholders were deemed an offer and sale of securities pursuant to Rule 145(a)(1), promulgated under the Act. The offer and sale, however, were exempt from registration under the Act pursuant to Section 3(a)(9) of the Act since they were exclusively with our existing security holders and no commission or other remuneration was paid or given for soliciting their approval.

Item 5.	Indemnification of Directors and Officers

      Our bylaws provide that we shall indemnify our directors and officers and may indemnify other employees and agents to the fullest extent permitted by Delaware law, except with respect to proceedings initiated by these persons, or expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Exchange Act. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person we are required or permitted to indemnify.

      In addition, the Restated Certificate provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware Corporation Law or

•	for any transaction from which the director derives an improper personal benefit.

      The Restated Certificate also provides that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The provision does not affect a director’s responsibilities under any other law, including the federal securities laws or state or federal environmental laws.

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders of
  TCI Solutions, Inc.

Irvine, California

      We have audited the accompanying consolidated balance sheet of TCI Solutions, Inc. and subsidiary as of December 31, 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of TCI Solutions, Inc. and subsidiary at December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Costa Mesa, California
April 26, 2002

TCI SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2001

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,904,839
Accounts receivable, net of allowance for doubtful accounts of $239,626	4,928,943
Other receivables	272,494
Inventory	64,453
Prepaid expenses and other assets	203,435

Total current assets	11,374,164
PROPERTY, PLANT, AND EQUIPMENT:
Computer equipment	3,129,493
Furniture and fixtures	420,101
Leasehold improvements	149,820

3,699,414
Less accumulated depreciation and amortization	(2,593,760)

PROPERTY, PLANT, AND EQUIPMENT, net	1,105,654
GOODWILL, net of accumulated amortization of $440,543	529,031
OTHER ASSETS	120,740

$13,129,589

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,311,797
Accrued expenses	1,394,368
Current portion of capital lease obligations	35,014
Deferred revenue	346,993

Total current liabilities	3,088,172
COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 6)
STOCKHOLDERS’ EQUITY:
Convertible Series A preferred stock, no par value; 6,146,227 shares authorized; 5,816,037 shares issued and outstanding; liquidation preference of $7,371,949	5,224,128
Convertible Series B preferred stock, no par value; 26,653,094 shares authorized; 17,200,000 shares issued and outstanding; liquidation preference of $8,618,849	7,980,963
Common stock, no par value; 64,281,818 shares authorized; 12,721,963 shares issued and outstanding	37,478,686
Warrants to purchase common stock	285,865
Accumulated deficit	(40,928,225)

Stockholders’ equity	10,041,417

$13,129,589

See notes to consolidated financial statements.

TCI SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000

REVENUES:
Software licenses	$7,510,538	$6,169,448
Maintenance	3,271,951	2,579,907
Services	6,175,561	4,208,080
Other	2,042,626	1,356,270

Total revenues	19,000,676	14,313,705
COST OF REVENUES:
Software licenses	470,322	371,745
Maintenance	1,145,664	872,094
Services	3,512,574	3,070,949
Other	1,338,009	736,060

Total cost of revenues	6,466,569	5,050,848

GROSS PROFIT	12,534,107	9,262,857
OPERATING EXPENSES:
Research and development	3,145,850	3,358,880
Sales and marketing	6,715,565	5,714,549
General and administrative	5,178,991	4,453,685

Total operating expenses	15,040,406	13,527,114

OPERATING LOSS	(2,506,299)	(4,264,257)
INTEREST INCOME (EXPENSE), net	(174,221)	46,013

LOSS BEFORE PROVISION FOR INCOME TAXES	(2,680,520)	(4,218,244)
PROVISION FOR INCOME TAXES	4,000	5,200

NET LOSS	$(2,684,520)	$(4,223,444)

See notes to consolidated financial statements.

TCI SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Series A		Series B
	convertible		convertible				Warrants
	preferred stock		preferred stock		Common stock		to purchase
							common	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	stock	deficit	Total

BALANCE, January 1, 2000	5,674,527	$5,074,128	—	$—	12,013,437	$36,131,767	$285,865	$(34,020,261)	$7,471,499
Preferred stock issuance	141,510	150,000							150,000
Offering expenses						(1,150)			(1,150)
Exercise of warrants					701,160	1,335,131			1,335,131
Net loss								(4,223,444)	(4,223,444)

BALANCE, December 31, 2000	5,816,037	5,224,128			12,714,597	37,465,748	285,865	(38,243,705)	4,732,036
Preferred stock issuance			17,200,000	8,600,000					8,600,000
Offering expenses				(619,037)					(619,037)
Exercise of warrants					7,366	12,938			12,938
Net loss								(2,684,520)	(2,684,520)

BALANCE, December 31, 2001	5,816,037	$5,224,128	17,200,000	$7,980,963	12,721,963	$37,478,686	$285,865	$(40,928,225)	$10,041,417

See notes to consolidated financial statements.

TCI SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,684,520)	$(4,223,444)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	381,386	393,508
Provision for doubtful accounts	348,933	742,765
Changes in operating assets and liabilities:
Accounts receivable	(2,044,211)	(1,497,050)
Other receivables	(21,518)	675,824
Inventory	15,717	29,593
Prepaid expenses and other assets	(25,301)	(137,464)
Accounts payable	196,528	695,661
Accrued expenses	744,597	(288,726)
Deferred revenue	(314,070)	17,125

Net cash used in operating activities	(3,402,459)	(3,592,208)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant, and equipment	(269,321)	(774,949)
Insurance proceeds from loss of equipment	21,515

Net cash used in investing activities	(247,806)	(774,949)
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments of capital lease obligations	(123,312)	(241,999)
Proceeds from line of credit	13,880,531
Repayments on line of credit	(13,880,531)
Proceeds from the exercise of warrants	12,938	1,325,481
Net proceeds from the issuance of preferred stock, including amounts converted from bridge note	7,980,963	150,000

Net cash provided by financing activities	7,870,589	1,233,482

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$4,220,324	$(3,133,675)
CASH AND CASH EQUIVALENTS, beginning of year	1,684,515	4,818,190

CASH AND CASH EQUIVALENTS, end of year	$5,904,839	$1,684,515

See notes to consolidated financial statements.

TCI SOLUTIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 — (Continued)

	2001	2000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid during the year for:
Interest	$166,918	$72,952

Income taxes	$5,200	$5,400

NONCASH INVESTING AND FINANCING ACTIVITIES:

      During 2001, we entered into the following noncash investing and financing activities:

Conversion of $3,000,000 in convertible bridge notes (borrowings in 2001) into convertible Preferred Stock Series B.

      During 2000, we entered into the following noncash investing and financing activities:

Issued a note receivable to a customer in the amount of $814,004, which reduced the trade account receivable due from this customer.

Issued common stock valued at $8,500 for warrants that were overpaid in 1999, amounts of which were included in accrued expenses as of December 31, 1999.

See notes to consolidated financial statements.

TCI SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001 and 2000

1.	Nature of Business and Summary of Significant Accounting Policies

      Nature of Business — We were originally organized on June 10, 1983.

      TCI Solutions, Inc., a Delaware corporation was incorporated on June 21, 2001 and is the surviving corporation in the reincorporated merger with our predecessor TCI Management, Inc., a California corporation, on October 25, 2001. TCI Management, Inc. was formed on September 16, 1992 to act as the managing general partner of Total Control Information (TCI), a California limited partnership formed on June 10, 1983 (formerly called Timesharing Consultants). The limited partnership originally operated the business of providing accounting and data processing services to clients on a timesharing basis. The business was later changed to developing and selling software for the retail grocery industry. We were the sole managing general partner of the limited partnership and the holder of more than 99.5% of the outstanding partnership interests at the time that it was merged into us in April 2002.

      We offer retailers a variety of integrated software applications and professional services to help manage merchandise, pricing, workforce, financial, and customer functions and information systems, at both headquarters and store levels. We provide the data infrastructure and capability to automate and support electronic data exchange throughout the enterprise and supply chain. Our products also facilitate enterprise connectivity and enable retailers to quickly and easily share important information with trading partners, business-to-business (B2B) and business-to-consumer (B2C).

      Principles of Consolidation — Our consolidated financial statements include the accounts of TCI Solutions, Inc. and our subsidiary, TCI. All intercompany balances and transactions have been eliminated.

      Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Cash and Cash Equivalents — We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. We maintain our cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation for up to $100,000. At December 31, 2001, uninsured amounts held at this financial institution total $5,804,839. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash.

      Accounts Receivable — We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for estimated credit losses, and such losses have been within management’s expectations.

      Inventory — Inventory consists primarily of computer hardware and software manual inserts and binders and is stated at the lower of first-in, first-out cost or market.

      Property and Equipment — Property, plant, and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful life of five years. Leasehold improvements are amortized over the shorter of the life of the respective leases or the useful life of the improvements. Depreciation expense was $294,900 and $304,556 for the years ended December 31, 2001 and 2000, respectively.

      During 2001, we completed our implementation of an enterprise-wide time and expense billing system. $221,500 of external direct costs of materials and services and the payroll-related costs of employees’ time devoted to the project have been capitalized pursuant to Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and are included in property and equipment under the caption “Computer equipment”. The capitalized costs of the project are being amortized on a straight-line basis over five years. Training costs and the costs to re-engineer business processes are being expensed as incurred.

TCI SOLUTIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Goodwill — The excess of cost over fair value of net assets acquired is amortized on a straight-line basis over ten years. We periodically evaluate the recoverability of goodwill based on the future undiscounted cash flows and have determined that there was no impairment of goodwill at December 31, 2001.

      Long-Lived Assets — We account for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. In accordance with SFAS No. 121, long-lived assets to be held are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. We periodically review the carrying value of long-lived assets to determine whether or not impairment to such value has occurred. As of December 31, 2001, we have determined that there was no impairment of long-lived assets.

      Revenue Recognition — We license software products under non-cancelable agreements and provide related services, including consulting and customer support. We recognize revenue in accordance with SOP 97-2, Software Revenue Recognition, as amended and interpreted by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to certain transactions, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants and guidance of Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides further interpretive guidance for public reporting companies on the recognition, presentation, and disclosure of revenue in financial statements. The adoption of SAB No. 101 did not have a material impact on our licensing or revenue recognition practices.

      Software license revenue is generally recognized when a license agreement has been signed, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. If a software license contains an undelivered element, the fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. In addition, if a software license contains customer acceptance criteria or a cancellation right, the software revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period or cancellation right.

      Services are separately priced, are generally available from a number of suppliers, and are not essential to the functionality of our software products. Services, which include project management, system planning, design and implementation, customer configurations and training, are billed on an hourly basis. Services revenue billed on an hourly basis is recognized as the work is performed. Customer support services include post contract support and the rights to unspecified upgrades and enhancements, when and if available. Maintenance revenues from ongoing customer support services are billed on an annual basis with the revenue being deferred and recognized ratably over the maintenance period.

      In November 2001, the Financial Accounting Standards Board (FASB) issued a Staff Announcement Topic (Topic) D-103, Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred. Topic D-103 establishes that reimbursements received for out-of-pocket expenses should be reported as revenue in the income statement. Currently, we classify reimbursed out-of-pocket expenses as a reduction in the cost of services. We are required to adopt the guidance of Topic D-103 in first quarter 2002 and our consolidated statements of operations for prior periods will be reclassified to conform to the new presentation. The adoption of Topic D-103 will result in an increase in reported services revenues and cost of professional services; however, it will not affect our result of operations.

      Other revenue is recognized when the third party hardware and software products have been delivered.

      Income Taxes — We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the use of the liability method in accounting for income taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respective tax bases. A valuation allowance is provided when it is considered more likely than not that deferred tax assets will not be realized.

      Stock-Based Compensation — We account for employee stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and have adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

      Comprehensive Loss — SFAS No. 130, Reporting Comprehensive Income,established standards for the reporting of comprehensive income and its components. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. There is no difference between net loss and comprehensive loss in our consolidated financial statements for the years ended December 31, 2001 and 2000.

      Recent Accounting Developments — In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. In August 2001, the FASB also issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

      SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS No. 141 superseded APB Opinion No. 16, Business Combinations, and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, and is effective for all business combinations initiated after June 30, 2001.

      SFAS No. 142 requires companies to cease amortizing goodwill and indefinite life intangibles that existed at June 30, 2001. The amortization of existing goodwill will cease on January 1, 2002. Any goodwill and indefinite life intangibles resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below our carrying value. The adoption of SFAS No. 142 will result in our discontinuation of amortization of our goodwill; however, we will be required to test our goodwill for impairment under the new standard annually beginning in 2002. We expect the adoption of SFAS No. 142 to decrease amortization expense by approximately $90,000 in 2002. We are currently evaluating the provisions of SFAS No. 142, but expect that the provisions of SFAS No. 142 will not have a material impact on our consolidated results of operations and financial position upon adoption.

      SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS No. 144 superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and APB Opinion No. 30, Reporting the results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions. The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001 and, in general, are to be applied prospectively. We are currently evaluating the provisions of SFAS No. 144, but expect that the provisions of SFAS No. 144 will not have a material impact on our consolidated results of operations and financial position upon adoption.

      Use of Estimates — In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Customer Concentrations — We provide credit in the normal course of business to customers throughout the United States. One customer accounted for 25% and 14% of revenue for the years ended December 31,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001 and 2000, respectively. Approximately 16.7%, 16.4%, and 11.6% of accounts receivable were due from three customers as of December 31, 2001. All of our customers are in the retail industry.

      Reclassifications — Certain reclassifications have been made to conform the 2000 consolidated financial statements to the 2001 presentation.

2.     Accrued Expenses

      Accrued expenses at December 31, 2001 consist of the following:

Accrued bonus	$426,071
Accrued vacation	359,324
Accrued referral fee	189,778
Accrued commissions	150,134
Accrued other	269,061

Total accrued expenses	$1,394,368

3.     Income Taxes

      Our provision for income taxes consists of the following at December 31:

	2001	2000

Current:
Federal	$—	$—
State	4,000	5,200

	4,000	5,200
Deferred:
Federal	(867,867)	(1,211,449)
State	(120,272)	(60,858)
Change in valuation allowance	988,139	1,272,307

	$4,000	$5,200

      Our reconciliation of income tax expense computed at the federal statutory rate of 34% to income tax expense is as follows:

Tax at federal statutory rates	$(911,377)	$(1,434,203)
State income taxes, net	(129,422)	(191,685)
Meals and entertainment	26,012	74,041
Goodwill	30,244	30,244
Penalties	3,962	572
Other	(3,558)
Change in valuation allowance	988,139	1,526,231

	$4,000	$5,200

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred income taxes arise from the impact of temporary differences between the amounts of assets and liabilities recorded for tax and financial reporting purposes. The primary differences giving rise to our deferred tax assets and liabilities are as follows at December 31:

	2001	2000

Deferred tax assets (liabilities):
Allowance for doubtful accounts	$102,656	$401,539
Accrued compensation	146,389	98,429
Net operating loss carryforwards	6,647,414	5,323,247
Depreciation and amortization	(29,318)	8,154
Software development costs	19,375	67,008

	6,886,516	5,898,377
Valuation allowance	(6,886,516)	(5,898,377)

Total deferred tax assets (liabilities)	$—	$—

      At December 31, 2001, we had federal and state net operating loss carryforwards of approximately $18,253,942 and $7,786,411, respectively, which begin to expire in 2007 and 2002, respectively. We may have experienced a greater than 50% change in ownership in the last three years as defined under Internal Revenue Code Section 382, in which case our ability to utilize the net operating loss carryforwards may be limited.

4.     Stockholders’ Equity

      Convertible Preferred Stock — In July 1999, we raised $5,074,128, net of offering costs of $940,872, from the sale of 5,674,527 shares of Series A Convertible Preferred Stock (Series A) at $1.06 per share. During July 2000, we sold the remaining 141,510 designated shares of Series A preferred stock for net proceeds of $150,000.

      On December 21, 2001, we raised $7,980,963, net of offering costs of $619,037, from the sale of 17,200,000 shares of Series B Convertible Preferred Stock (Series B) at $0.50 per share. In 2001, we received bridge loans, which totaled $3,000,000 that accrued interest at 8% per year. In connection with the Series B financing on December 21, 2001, the bridge loans were fully converted to Series B preferred stock. The accrued interest related to the bridge loans of $32,470 was not converted and is included in accrued liabilities at December 31, 2001.

      From January through April 2002, we raised $4,726,547 from the sale of an additional 9,453,094 shares of Series B Preferred Stock at $0.50 per share. Accrued interest related to the bridge loans of $32,470 was converted into 64,940 shares of Series B and included in the amounts received in 2002.

      Our Series A and B convertible preferred stock originally contained a redemption feature that was subsequently deleted. The significant terms of our preferred stock are described below:

Voting Rights — Holders of the preferred stock have the same voting rights as the common stockholders and are entitled to one vote for each share of stock held. Both Series A and B preferred stockholders have the right to elect two directors.

Liquidation Rights — Holders of the preferred stock are entitled to a preferential distribution of assets in the event of liquidation. Upon the occurrence of any Liquidation Event, as defined below, our

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets available for distribution to stockholders, whether from capital, surplus, earnings, or otherwise shall be distributed in the following order of priority:

The holders of the Series A and B are currently entitled to receive, prior to and in preference to any distribution of any of our assets or surplus funds to the holders of the common stock, an amount equal to the stated value of $1.06 per share and $0.50 per share, respectively. The holders of Series B are entitled to receive, in preference to holders of Series A and the common stock, all accrued, but unpaid dividends on Series B. The holders of Series A are entitled to receive, prior and in preference to any distribution to the holders of common stock, an amount equal to all accrued but unpaid preferred dividends and the Series A preferred stock PIK Dividend on each share of Series A preferred stock. Our remaining assets available for distribution shall be distributed ratably to the holders of the outstanding shares of our common stock and of our convertible preferred stock as if converted to common stock immediately prior to liquidation.

A Liquidation Event is defined as our (i) voluntary or involuntary liquidation, dissolution or winding up, (ii) a merger, consolidation or sale of voting control in which our stockholders, immediately prior to the merger, consolidation or sale do not own a majority of the outstanding shares of the surviving corporation or (iii) the sale or lease of substantially all of our assets, technology or intellectual property.

Holders of preferred stock may under certain circumstances cause the occurrence of a Liquidation Event under the stockholder agreement, as amended, between us and certain holders of preferred stock. The stockholders agreement provides that if on or after the fifth anniversary of the first issuance date of the Series B Preferred Stock the preferred stockholders by a vote of the Required Preferred Percentage approve the sale of all or substantially all of our assets or all of our capital stock, then the other stockholders who are parties to the stockholders agreement will vote their shares in favor of and participate in such sale. A merger, consolidation or change in control of our voting common stock would require our liquidation.

Dividends — The Series B preferred stock, together with the Series A preferred stock are entitled to receive cumulative cash dividends at a rate of 8% of the original issuance price per year, prior to the declaration of any dividend of the common stock or upon our Liquidation Event, (the Preferred Dividend). In addition to the cumulative dividends, holders of Series A preferred stock are entitled to receive an additional dividend of $0.06033 per share, payable in authorized but unissued shares of Series A preferred stock valued at the original issuance price (the Series A PIK Dividend). As a result, we have reserved a total of 330,189 shares of Series A preferred stock to be issued upon payment of the Series A PIK Dividend. The Preferred Dividend and the Series A PIK Dividend shall be payable, whether or not declared by the Board of Directors, upon the effective date of a Liquidation Event. The Series A PIK Dividend is also payable on the mandatory or voluntary conversion of all outstanding shares of Series A and Series B preferred stock to common stock.

Conversion Rights — The conversion price of Series A and B is $0.50 per share. This conversion price is subject to adjustment for certain events, as defined. Series A and B are convertible automatically at the time of a qualified public offering, as defined, or any time at the option of the holder.

Anti-dilution Rights — Both holders of designated preferred stock are entitled to “full-ratchet” anti-dilutions rights. Under “full-ratchet” antidilution, the conversion price of the preferred stock is reduced to the price at which the dilutive securities are issued. A reduction in the conversion price will result in an increase in the number of shares of common stock that can be issued upon conversion. The issuance of Series B Preferred Stock at $0.50 per share, triggered the “full ratchet” antidilution rights afforded to Series A. As a result, the number of shares of common stock into which Series A are convertible increased from 5,816,037 to 12,330,000 shares. Holders of designated preferred stock are convertible at

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the holder’s option into shares of common stock, on a share-for-share basis. Conversion is automatic in the event of a public offering of our common stock, meeting certain specified criteria.

      Warrants — As of December 31, 2001, 417,415 warrants to purchase common stock are outstanding. The warrants are fully exercisable and can be exercised at prices ranging from $1.06 to $2.00 per warrant through 2005. Included in the 417,415 outstanding warrants are 396,783 warrants to purchase common stock that were issued in connection with the sale of Series A preferred stock. We issued these warrants valued at $285,865 to purchase common stock in exchange for payment of certain offering costs. The warrants were immediately available for exercise at $1.06 per warrant through the expiration date of July 15, 2004.

5.     Line of Credit

      On February 20, 2001, we entered into an agreement with USA Funding, whereby eligible accounts receivable may be factored with full recourse. Borrowings are limited to $2,500,000 and are collateralized by substantially all of our assets, including intellectual property. Borrowings bear interest at the greater of the prime rate (4.75% at December 31, 2001) plus 3.5%, or $3,500 per month. There were no amounts outstanding under this line of credit as of December 31, 2001. The term of this line of credit is one year and automatically renews for each additional year unless written notice is given at least 60 days prior to cancellation. We did not renew the line of credit when it came due on February 20, 2002.

6.     Commitments and Contingencies

      We lease certain facilities and equipment under agreements that expire at various times through October 2006, which are accounted for as operating leases. Total rental expense for noncancelable operating leases was approximately $1,146,200 and $865,100 for the years ended December 31, 2001 and 2000, respectively. For those noncancelable leases with scheduled rental increases, rent expense is recorded on a straight-line basis over the lease term. Included in accrued liabilities is $80,385 of deferred rent.

      We leased equipment with a book value of $101,678, net of related accumulated depreciation of $546,439 at December 31, 2001, under capital lease agreements.

      Future minimum lease payments, under operating and capital leases, consist of the following:

	Capital	Operating
	leases	leases

Year ending December 31:
2002	$36,728	$1,079,856
2003		838,754
2004		636,824
2005		660,255
2006		400,355

Future minimum lease payments	36,728	$3,616,044

Less amount representing interest	(1,714)

Present value of future minimum lease payments and current portion	$35,014

      In connection with our facility lease dated June 20, 2000, we have an agreement for the issuance of letters of credit up to an aggregate amount not to exceed $150,000. In connection with the financing agreement with a bank entered into on June 30, 2000, we have an agreement for the issuance of letters of credit up to an aggregate amount not to exceed $500,000. At December 31, 2001, we had $300,000 of letters of credit outstanding. These amounts are not included in our consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Litigation — In the normal course of business, we are subject to various legal matters. In the opinion of management, the resolution of these matters will not have a material adverse effect on our consolidated operations, cash flows and financial position.

7.     Stock Options

      We maintain two stock option plans for our employees, directors, and consultants. The purpose of the plans is to provide employees, directors and consultants an opportunity to participate in our ownership.

      Our 1993 stock option plan consists of: (1) the 1993 Equity Incentive Plan, and (2) the 1993 Nonemployee/Directors Stock Option Plan (together, 1993 Option Plan). The 1993 Option Plan provides for the issuance of up to 4,197,171 shares of common stock to employees, directors and consultants under incentive and nonstatutory stock option grants. Options granted under the 1993 Equity Incentive Plan have a term of 10 years when issued and vest over a five-year period. Options granted under the 1993 Non-employee/Directors Stock Option Plan have a term of 10 years and vest immediately. Incentive and nonstatutory stock options may be granted at an exercise price equal to the fair market value of our common stock at the date of the grant. The 1993 Option Plan has no scheduled termination date. At December 31, 2001, there were 642,747 options outstanding and 3,554,424 options available for future grant under the 1993 Option Plan.

      Our 2001 stock option plan consists of: (1) the 2001 Equity Incentive Plan, and (2) the 2001 Nonemployee/Directors Stock Option Plan (together, 2001 Option Plan). The 2001 Option Plan provides for the issuance of up to 5,690,000 shares of common stock to employees, directors and consultants under incentive and nonstatutory stock option grants. Options granted under the 2001 Equity Incentive Plan have a term of 10 years when issued and vest over a five-year period. Options granted under the 2001 Non-employee/Directors Stock Option Plan have a term of 10 years and vest immediately. Incentive and nonstatutory stock options may be granted at an exercise price equal to the fair market value of our common stock at the date of the grant. The 2001 Option Plan has no scheduled termination date. At December 31, 2001, there were no options outstanding and 5,690,000 options available for future grant under the 2001 Option Plan.

      Nonemployee directors earn 1,000 fully-vested options to purchase common stock for each board meeting that they attend. Each director receives 5,000 fully vested options to purchase common stock at time of re-election, which occurs annually.

      On November 12, 2001, we presented an offer to exchange outstanding options (Exchange Offer) under our 1993 Option Plan to our employees and directors. On December 10, 2001 we canceled an aggregate of 3,126,877 shares of our common stock pursuant to the Exchange Offer. We plan on issuing to our employees and directors which tendered their options, replacement options under our 1993 Option Plan, with an exercise price that will reflect the then current fair market value of our common stock on or about June 11, 2002.

      On June 25, 1995, we issued 51,156 options, to an employee, to purchase 51,156 shares of common stock at $0.20 a share. This issuance was not under the Plan. All options vested on the issuance date and shall expire on June 21, 2005.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Option activity is as follows:

		Weighted-	Number	Weighted-
	Number	average	of	average
	of	exercise	options	exercise
	options	price	exercisable	price

OUTSTANDING, January 1, 2000	3,510,700	$1.20	1,804,767	$1.18
Granted (weighted-average fair value of $0.51)	235,420	$1.68
Canceled	(139,350)	$1.35

OUTSTANDING, December 31, 2000	3,606,770	$1.23	2,383,161	$1.20
Granted (weighted-average fair value of $0.12)	265,554	$1.01
Canceled	(3,229,577)	$1.31

OUTSTANDING, December 31, 2001	642,747	$0.62	514,814	$0.62

      Additional information regarding options outstanding as of December 31, 2001 is as follows:

	Options outstanding			Options exercisable

		Weighted-
		average	Weighted-		Weighted-
		remaining	average		average
Exercise	Number	contractual	exercise	Number	exercise
prices	outstanding	life (years)	price	exercisable	price

$0.20	328,056	2.93	$0.20	328,056	$0.20
$0.53	134,600	9.62	$0.53	23,639	$0.53
$1.06	21,500	7.80	$1.06	15,369	$1.06
$1.29	7,200	8.21	$1.29	3,932	$1.29
$1.50	141,591	5.97	$1.50	135,508	$1.50
$2.00	9,800	8.70	$2.00	8,310	$2.00

	642,747			514,814

      As discussed in Note 1, we continue to account for our stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25 and our related interpretations. No compensation expense has been recognized in the financial statements for employee stock arrangements.

      SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income (loss) had we adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from our stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. Our calculations were made using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected life of six years; stock volatility, 0% in 2001 and 2000; risk-free interest rates, 4.0% and 6.2% in 2001 and 2000, respectively; and no dividends during the expected term. Our calculations are based on an option valuation approach, and forfeitures are recognized as they occur. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Had compensation costs for the plan been determined based on the fair value of the options and warrants at the grant dates consistent with the method of SFAS No. 123, our net loss would have been:

	2001	2000

Net loss:
As reported	$(2,684,520)	$(4,223,444)
Pro forma	$(2,370,611)	$(4,415,209)

8.     401(k) Retirement Plan

      We provide a 401(k) retirement plan (the 401(k) Plan) for our employees. Under the terms of the 401(k) plan, we match dollar for dollar up to the first $250 contributed. For every dollar contributed over $250, we match $0.25 for each dollar contributed up to 6% of employee’s compensation, not to exceed a maximum contribution of $2,500 a year. For the year ended December 31, 2001 and 2000, our total contributions were $142,932 and $118,201, respectively.

9.     Related-Party Transaction

      A member of our board of directors also serves our customers as an independent consultant in our services department. In 2001 and 2000, we paid him $11,800 and $122,800, respectively, for services he provided as a consultant for our organization.

10.     Operating Segments

      Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by our chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our operating segments are managed separately because each segment represents a strategic business unit that offers different products or services.

      Our reportable operating segments include software licenses, services, and other. The software licenses operating segment develops and markets our software products. The services segment provides after-sale support for software products and fee-based training and implementation services related to our products. The other segment represents third party and software products.

      We do not separately allocate operating expenses to these segments, nor do we allocate specific assets to these segments. Therefore, segment information reported includes only revenues, cost of sales, and gross profit, as this information is the only information provided to the chief operating decision-maker.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Operating segment data for the two years in the period ended December 31, 2001 was as follows:

	Licenses	Services	Other	Total

Year ended December 31, 2000:
Revenues	$6,169,448	$6,787,987	$1,356,270	$14,313,705
Cost of revenues	371,745	3,943,043	736,060	5,050,848

Gross profit	$5,797,703	$2,844,944	$620,210	$9,262,857

Year ended December 31, 2001:
Revenues	$7,510,538	$9,447,512	$2,042,626	$19,000,676
Cost of revenues	470,322	4,658,238	1,338,009	6,466,569

Gross profit	$7,040,216	$4,789,274	$704,617	$12,534,107

      All of our sales are to customers located within the United States of America, Canada, and Puerto Rico.

******

PART III

Item 1.     Index to Exhibits.

Exhibit No.	Description

2(i)	Fourth Amended and Restated Certificate of Incorporation of TCI Solutions, Inc.
2(ii)	Bylaws of TCI Solutions, Inc. and Amendments thereto
3(a)(i)	Amended and Restated Stockholders Agreement dated December 21, 2001 among TCI Solutions, Inc. and the Stockholders listed on Schedule I thereto
3(a)(ii)	First Amendment to Amended and Restated Stockholders Agreement dated April 10, 2002 among TCI Solutions, Inc. and the Stockholders listed on Schedule I thereto
3(a)(iii)	Second Amendment to Amended and Restated Stockholders Agreement dated April 2002, among TCI Solutions, Inc. and the Stockholders listed on Schedule I thereto.
3(a)(iv)	Second Amended and Restated Registration Rights Agreement dated April 10, 2002 among TCI Solutions, Inc. and the persons identified on Schedule I thereto
3(a)(v)	Management Rights Letter in favor of InnoCal II, L.P. dated December 21, 2001
3(a)(vi)	Management Rights Letter in favor of Productivity Fund IV dated December 21, 2001
6(a)(i)	Purchase and Sale Agreement dated February 20, 2001 between Total Control Information, a California limited partnership (now TCI Solutions, Inc.) and Fidelity Funding Business Credit, Ltd. d/b/a USA Funding, Limited
6(c)(i)	Employment Agreement dated September 1, 1998 between TCI Management, Inc. (now TCI Solutions, Inc.) and Lance Jacobs
6(c)(ii)	Employment Agreement dated September 1, 1998 between TCI Management, Inc. (now TCI Solutions, Inc.) and Stephen DeSantis
6(c)(iii)	Employment Agreement dated September 1, 1998 between TCI Management, Inc. (now TCI Solutions, Inc.) and David Auerbach
6(c)(iv)	Employment Agreement dated September 1, 1998 between TCI Management, Inc. (now TCI Solutions, Inc.) and David Berg
6(c)(v)	2001 Equity Incentive Plan of TCI Solutions, Inc. and Amendments thereto
6(c)(vi)	2001 Non-Employee Directors’ Stock Option Plan of TCI Solutions, Inc.
6(c)(vii)	1993 Equity Incentive Plan of TCI Management, Inc. (now TCI Solutions, Inc.)
6(c)(viii)	1993 Non-Employee Directors’ Stock Option Plan of TCI Management, Inc. (now TCI Solutions, Inc.)

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ LANCE C. JACOBS Lance C. Jacobs	Chairman of the Board, President and Chief Executive Officer	April 30, 2002

/s/ STEPHEN P. DESANTIS Stephen P. DeSantis	Chief Financial Officer, Chief Accounting Officer and Corporate Secretary	April 30, 2002

/s/ DAVID BERG David Berg	Chief Technical Officer and Senior Vice President	April 30, 2002

/s/ JAY HOULIHAN Jay Houlihan	Director	April 30, 2002

/s/ TODD G. GARDNER Todd G. Gardner	Director	April 30, 2002

/s/ DONALD JANS Donald Jans	Director	April 30, 2002

/s/ JOHN JOSEPHSON John Josephson	Director	April 30, 2002

/s/ MARK KOULOGEORGE Mark Koulogeorge	Director	April 30, 2002

/s/ DANIEL RAYNOR Daniel Raynor	Director	April 30, 2002

INDEX TO EXHIBITS

Exhibit No.	Description

2(i)	Fourth Amended and Restated Certificate of Incorporation of TCI Solutions, Inc.
2(ii)	Bylaws of TCI Solutions, Inc. and Amendments thereto
3(a)(i)	Amended and Restated Stockholders Agreement dated December 21, 2001 among TCI Solutions, Inc. and the Stockholders listed on Schedule I thereto
3(a)(ii)	First Amendment to Amended and Restated Stockholders Agreement dated April 10, 2002 among TCI Solutions, Inc. and the Stockholders listed on Schedule I thereto
3(a)(iii)	Second Amendment to Amended and Restated Stockholders Agreement dated April 2002, among TCI Solutions, Inc. and the persons identified on Schedule I thereto
3(a)(iv)	Second Amended and Restated Registration Rights Agreement dated April 10, 2002 among TCI Solutions, Inc. and the persons identified on Schedule I thereto
3(a)(v)	Management Rights Letter in favor of InnoCal II, L.P. dated December 21, 2001
3(a)(vi)	Management Rights Letter in favor of Productivity Fund IV dated December 21, 2001
6(a)(i)	Purchase and Sale Agreement dated February 20, 2001 between Total Control Information, a California limited partnership (now TCI Solutions, Inc.) and Fidelity Funding Business Credit, Ltd. d/b/a USA Funding, Limited
6(c)(i)	Employment Agreement dated September 1, 1998 between TCI Management, Inc. (now TCI Solutions, Inc.) and Lance Jacobs
6(c)(ii)	Employment Agreement dated September 1, 1998 between TCI Management, Inc. (now TCI Solutions, Inc.) and Stephen DeSantis
6(c)(iii)	Employment Agreement dated September 1, 1998 between TCI Management, Inc. (now TCI Solutions, Inc.) and David Auerbach
6(c)(iv)	Employment Agreement dated September 1, 1998 between TCI Management, Inc. (now TCI Solutions, Inc.) and David Berg
6(c)(v)	2001 Equity Incentive Plan of TCI Solutions, Inc. and Amendments thereto
6(c)(vi)	2001 Non-Employee Directors’ Stock Option Plan of TCI Solutions, Inc.
6(c)(vii)	1993 Equity Incentive Plan of TCI Management, Inc. (now TCI Solutions, Inc.)
6(c)(viii)	1993 Non-Employee Directors’ Stock Option Plan of TCI Management, Inc. (now TCI Solutions, Inc.)